Exhibit 99.1

Weibo Corporation Supplemental and Updated Disclosures

Weibo Corporation (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed secondary listing (the “Listing”) of its Class A ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on  Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplement and should be read in conjunction with the disclosures in the 2020 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market will continue to be the Company’s primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward- looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro- economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

i

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2020 Form 20-F.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our unaudited interim condensed consolidated financial statements included in Exhibit 99.3 to this current report on Form 6-K. The results of operations in any period are not necessarily indicative of our future trends.

	For the Nine Months
	Ended September 30,
	2020	2021

	(In US$ thousands, except for per
	share and per ADS data)
	(Unaudited)	(Unaudited)
Interim Condensed Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	852,263	1,198,168
Alibaba(1)	112,906	134,892
SINA	34,149	58,178
Other related parties	33,360	38,731
Subtotal	1,032,678	1,429,969
Value-added services revenues	143,843	210,827
Total revenues	1,176,521	1,640,796
Costs and expenses:
Cost of revenues(2)	214,892	275,296
Sales and marketing(2)	316,483	439,207
Product development(2)	233,881	316,806
General and administrative(2)	86,111	94,597
Total costs and expenses	851,367	1,125,906
Income from operations	325,154	514,890
Income from equity method investments	4,422	17,688
Realized gain from investments	848	1,299
Fair value changes through earnings on investments, net	127,641	(33,073)
Investment related impairment(3)	(117,835)	(102,594)
Interest income	65,667	56,909
Interest expense	(39,677)	(53,255)
Other income, net	3,889	3,147
Income before income tax expenses	370,109	405,011
Less: Provision of income taxes	86,630	93,260
Net income	283,479	311,751
Less: Net loss attributable to non-controlling interests	(843)	(835)
Net income attributable to Weibo’s shareholders	284,322	312,586

RECENT DEVELOPMENTS

	For the Nine Months
	Ended September 30,
	2020	2021

	(In US$ thousands, except for
	per share and per ADS data)
	(Unaudited)	(Unaudited)
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	226,728	228,185
Diluted	227,352	229,765
Income per ordinary share:
Basic	1.25	1.37
Diluted	1.25	1.36
Income per ADS(4):
Basic	1.25	1.37
Diluted	1.25	1.36

Notes:

(1)	We recorded US$92.5 million and US$94.1 million in advertising and marketing revenues from Alibaba for the nine months ended September 30, 2020 and 2021, respectively. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$20.4 million and US$40.8 million to our total revenues for the nine months ended September 30, 2020 and 2021, respectively.
(2)	Stock-based compensation in each category:

	For the Nine Months Ended
	September 30,
	2020	2021

	(in US$thousands)
	(Unaudited)	(Unaudited)
Cost of revenues	3,909	5,690
Sales and marketing	6,886	10,249
Product development	22,890	29,260
General and administrative	14,100	16,059
Total	47,785	61,258

(3)	Investment related impairment includes impairment charges to equity investments, investment prepayments and loans to and interest receivable from related parties.
(4)	Each ADS represents one Class A ordinary share.

RECENT DEVELOPMENTS

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

Net Revenues

Our revenues increased by 39% from US$1,176.5 million in the nine months ended September 30, 2020 to US$1,640.8 million in the nine months ended September 30, 2021.

●	Advertising and marketing revenues. Advertising and marketing revenues increased by 38% from US$1,032.7 million in the nine months ended September 30, 2020 to US$1,430.0 million in the nine months ended September 30, 2021. Mobile advertising revenues accounted for approximately 93% of our total advertising and marketing revenues in the nine months ended September 30, 2021, compared to 90% in the nine months ended September 30, 2020, benefiting from the growth of advertiser preferences. The total number of advertisers was 0.8 million in the nine months ended September 30, 2021, compared to 1.4 million in the nine months ended September 30, 2020, while the average spending per advertiser (excluding Alibaba) increased by 152% from US$649 in the nine months ended September 30, 2020 to US$1,637 in the nine months ended September 30, 2021, both of which were primarily due to the churn of individual customers with relatively lower advertising budgets.

Revenues from advertising customers (excluding Alibaba) increased by 42% from US$940.2 million in the nine months ended September 30, 2020 to US$1,335.9 million in the nine months ended September 30, 2021, primarily attributable to a broad-based increase in advertising demand and strong sales execution. Revenues generated from Alibaba as an advertiser  increased by 2% from US$92.5 million in the nine months ended September 30, 2020 to US$94.1 million in the nine months ended September 30, 2021. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.

●	Value-added services revenues. Value-added services revenues increased by 47% from US$143.8 million in the nine months ended September 30, 2020 to US$210.8 million in the nine months ended September 30, 2021. The increase primarily attributable to the increase of game-related revenues from US$0.9 million for the nine months ended September 30, 2020 to US$78.1 million for the nine months ended September 30, 2021, contributed by the interactive entertainment company acquired in the fourth quarter of 2020 and incremental revenues from online game services, partially offset by the decrease of revenue from live streaming business from US$30.7 million to US$11.9 million as a result of intense market competitions.

Costs and Expenses

Our costs and expenses increased by 32% from US$851.4 million in the nine months ended September 30, 2020 to US$1,125.9 million in the nine months ended September 30, 2021.

●	Cost of Revenues. Cost of revenues increased by 28% from US$214.9 million in the nine months ended September 30, 2020 to US$275.3 million in the nine months ended September 30, 2021. The increase was primarily due to an increase of US$22.4 million in labor cost, an increase of US$11.4 million in advertisement production cost, an increase of US$6.6 million in revenue share cost, an increase of US$6.6 million in turnover taxes, and an increase of US$6.2 million in content cost.
●	Sales and Marketing. Our sales and marketing expenses increased by 39% from US$316.5 million in the nine months ended September 30, 2020 to US$439.2 million in the nine months ended September 30, 2021. The increase was primarily due to an increase of US$82.7 million in marketing spend and promotional activities, and an increase of US$34.0 million in personnel-related expenses.
●	Product Development. Our product development expenses increased by 35% from US$233.9 million in the nine months ended September 30, 2020 to US$316.8 million in the nine months ended September 30, 2021. The increase was primarily attributable to an increase of US$54.9 million in personnel-related expenses, an increase of US$6.4 million in stock-based compensation, and an increase of US$13.4 million in amortization of intangible assets.

RECENT DEVELOPMENTS

●	General and Administrative. Our general and administrative expenses increased by 10% from US$86.1 million in the nine months ended September 30, 2020 to US$94.6 million in the nine months ended September 30, 2021. The increase was primarily due to the increase of US$35.8 million in personnel-related expenses and an increase of US$6.5 million in professional services fees. The increase was partially offset by a decrease of US$39.7 million in provision of allowance for credit losses.

Investment Related Impairment

We perform impairment assessments of our investments and determine if an investment is impaired due to changes in quoted market price or other impairment indicators. We recorded US$117.8 million and US$102.6 million in investment related impairment charges in the nine months ended September 30, 2020 and 2021, respectively, as the investments were not performing to expectations or they became incapable of making repayments.

Interest Income and Interest Expense

Compared to the interest expense for the nine months ended September 30, 2020, the increase in interest expense for the nine months ended September 30, 2021 was mainly due to the 2030 Notes issued in July 2020.

Provision of Income Taxes

The following table sets forth current and deferred portion of income tax expenses of the Company and the effective tax rate for China operations:

	For the Nine Months Ended
	September 30,
	2020	2021

	(in US$thousands
	except percentage)
	(unaudited)	(unaudited)
Deferred tax provisions (benefits)	11,682	(11,546)
Current income tax expenses	74,948	104,806
Income tax expenses	86,630	93,260

	For the Nine Months Ended
	September 30,
	2020	2021

	(in US$ thousands
	except percentage)
	(unaudited)	(unaudited)
Income tax expenses (benefits) applicable to non-China operations	12,358	(9,757)
Income tax expenses applicable to China operations	74,272	103,017
Income from China operation	305,630	603,409
Effective tax rate for China operations	24.3%	17.1%

We recorded income taxes of US$86.6 million and US$93.3 million in the nine months ended September 30, 2020 and 2021, respectively. The provision for income taxes for China operations differs from the amounts computed by applying the statutory EIT rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “high and new technology enterprise” during the periods presented.

RECENT DEVELOPMENTS

Cash Flow Data

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Nine Months Ended
	September 30,
	2020	2021

	(in US$ thousands
	except percentage)
	(unaudited)	(unaudited)
Net cash provided by operating activities	420,495	564,352
Net cash used in investing activities	(1,240,855)	(567,860)
Net cash provided by financing activities	741,963	1,214
Effect of exchange rate changes on cash and cash equivalents	37,341	16,141
Net increase (decrease) in cash and cash equivalents	(41,056)	13,847
Cash and cash equivalents at the beginning of the year/period	1,452,985	1,814,844
Cash and cash equivalents at the end of the period	1,411,929	1,828,691

As of December 31, 2020, and September 30, 2021, our total cash, cash equivalents and short-term investments were US$3,496.9 million and US$2,707.2 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations and issuance of unsecured senior notes.

Net cash provided by operating activities for the nine months ended September 30, 2021 was US$564.4 million, which consists of our net income of US$311.8 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily include a non-cash investment related impairment of US$102.6 million, a charge of US$61.3 million in stock-based compensation, a charge of US$40.2 million in depreciation and amortization and a net loss of US$33.1 million in fair value changes through earnings on investments. The principal items accounting for the changes in operating assets and liabilities include an increase of US$190.3 million in accrued and  other  liabilities,  a  decrease  of  US$38.7 million in amount due from Alibaba, and an increase of US$24.3 million in accounts payable, partially offset by an increase of US$241.3 million in accounts receivable due from third parties.

Net cash used in investing activities for the nine months ended September 30, 2021 was US$567.9 million. This was primarily attributable to cash paid on long-term investments of US$1,471.3 million, purchases of bank time deposits and wealth management products of US$560.2 million, prepayment for purchase of SINA Plaza of US$132.5 million, net cash paid for acquisitions of US$61.2 million, partially offset by maturities of bank time deposits and wealth management products of US$1,371.9 million, proceeds from the disposal and refund of prepayment on long-term investments of US$242.6 million, and net repayment of loan by SINA of US$66.4 million.

Net cash provided by financing activities for the nine months ended September 30, 2021 was US$1.2 million, which consists of proceeds from the exercise of employee stock options.

Capital Expenditures

Our capital expenditures primarily consist of purchases of servers, computers and other office equipment. Our capital expenditures were US$23.8 million for the nine months ended September 30, 2021. We will continue to make capital expenditures for the future growth of our business and we intend to fund these purchases in the future with existing cash balance.

Key Operating Metrics

Our MAUs increased from 511 million in September 2020 to 573 million in September 2021. Mobile MAUs represented 94% of MAUs. Our average DAUs increased from 224 million in September 2020 to 248 million in September 2021. The ratio of average DAUs to MAUs in September 2021 remained stable at 43%.

RECENT DEVELOPMENTS

RECENT REGULATORY DEVELOPMENTS

Cybersecurity

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

On July 10, 2021, the Cyberspace Administration of China, or the CAC, published a discussion draft of the amended Measures for Cybersecurity Review, which provides that the relevant operators must apply with the Cybersecurity Review Office for a cybersecurity review under the following circumstances: (i) operators of “critical information infrastructure” or data processors holding over one million users’ personal information when listing abroad, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) data processors carrying out data processing that will or may affect national security. As a major internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a data processor meeting the above criteria under PRC cybersecurity laws, which, however, is subject to significant uncertainties as explained below.

●	Under the current PRC cybersecurity laws, operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security must apply for a cybersecurity review. See “Regulatory Overview — Regulations on Information Security.” However, as advised by our PRC legal advisor, TransAsia Lawyers, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities.
●	Although the internet products and services we purchase are primarily bandwidth, copyright content and marketing services, we may be subject to cybersecurity review when purchasing them in the future. As of the date of this document, we have not been involved in any investigations or cybersecurity reviews by the CAC for making those purchases of internet products and services during 2018, 2019, 2020 and six months ended June 30, 2021, and we have not received any inquiry, notice, warning, or sanction in such respect.
●	The definition and scope of activities of data processing that will or may affect national security is similarly unclear and subject to the regulatory interpretation.

The PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including identifying any entity to meet any of the above cybersecurity review criteria. An identified entity could be required to fulfill various obligations, including setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cybersecurity incidents and conducting regular emergency drills, and we have already performed the aforementioned measures. We have not fulfilled obligations that are only applicable and available if being recognized as an operator of “critical information infrastructure,” such as conducting network security inspections and risk assessments on critical information infrastructure at least once a year either through self-assessment or through a cybersecurity service agency, timely correcting any security issues discovered, and reporting relevant matters as required by the security protection departments. Additional compliance efforts could disrupt our operations and adversely affect our business, results of operations and financial condition.

RECENT DEVELOPMENTS

As there is no timetable as when this discussion draft of the amended Measures for Cybersecurity Review will be enacted, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. See “Risk Factors — Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, especially the detailed interpretation of the standard for determining whether a listing in Hong Kong “affects or may affect national security.” See “Risk Factors — Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

Anti-monopoly and competition

On August 17, 2021, the State Administration for Market Regulation, or the SAMR, issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities, or the VIEs. In August 2021, the SAMR issued two investigation notices to Beijing Weimeng Chuangke Investment Management Co., Ltd., or Weimeng Chuangke, regarding alleged illegal concentration of business operators under the Anti-Monopoly Law, among which, one resulted in a fine of RMB500,000 for concentration of business operators without prior filing pursuant to the Anti-Monopoly Law and the other one is still under investigation as of the date of this document. We are not able to predict the status or the results of the investigation at this stage. According to the PRC Anti-Monopoly Law, if a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and impose a fine of up to RMB500,000. As such, our PRC legal advisor, TransAsia Lawyers, is of the view that we could be subject to fines of up to RMB500,000 and other legal actions by the SAMR for such concentration.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. See “Risk Factors — Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

RECENT DEVELOPMENTS

Algorithm recommendation

On August 27, 2021, the CAC issued a discussion draft of Administrative Provisions on Algorithm Recommendation of Internet Information Services, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and users should be given the option to easily turn off algorithm recommendation services. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. If the draft of the Administrative Provisions on Algorithm Recommendation of Internet Information Services is enacted as proposed, we may need to further adjust our business and operations. The algorithm recommendation service providers are required under this draft to publicly disclose the basic principles, purposes, intention, and operating mechanism of their algorithm-related products. We have publicly disclosed the operation mechanism for “Weibo hot search” in the Weibo Hot Search Management Rules, which are posted as a Weibo community announcement. We have also provided an option for our users to adjust the algorithm-driven recommendations settings for content and advertisements. A user can click to deactivate “personalized ads recommendation” function to lower the relevancy of the ads pushed to this user, and to deactivate “personalized content recommendation” function to lower relevancy of the content recommended to this user. We have been advised by our PRC legal advisor, TransAsia Lawyers, that our current approaches are in compliance with effective laws and regulations for algorithm recommendation in all material aspects as of the date of this document. However, since the draft Administrative Provisions on Algorithm Recommendation of Internet Information Services has not been enacted as of the date of this document, the potential impact on our business operations is still substantially uncertain and the PRC regulatory authorities could take a contrary view. In the event the draft is eventually enacted as proposed, the impact on our SIG recommendation engine still depends largely on the number of users who actually turn off our algorithm recommendation services. If such opt-out ratio turns out to be on the high end, the advertisement efficiency on our platform may ultimately be lowered and our business operations may be adversely affected.

On September 17, 2021, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithm shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted. The Company will closely monitor the regulatory development and adjust its business operation from time to time to comply with the regulations over algorithm.

Others

On August 30, 2021, the National Press and Publication Administration, or the NPPA, issued the Notice on Further Strict Management to Prevent Minors from Indulging in Online Games, which requires all online game operators to provide services to minors only on any Friday, Saturday, Sunday and statutory holidays from 8:00 p.m. to 9:00 p.m., i.e. for one hour, and not to provide online games in any form to users who have not registered or logged in with their real names. In addition to the real-name registration system already in place, we have adjusted the systems in the games operated by us to comply with the requirements under this notice.

The CAC launched a “Fan Group Chaos Rectification” special action on June 15, 2021, followed by the issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to rectify chaos in online fan groups for celebrities, specifically, in features such as celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information. This notice requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spending money on supporting idols, or act as the organizer or manager of a fan group. We have taken measures specified in this notice to the extent applicable to our business, including removing the function of star power list on our platform.

RECENT DEVELOPMENTS

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC, the SCNPC, promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Combating Illegal Securities Activities, which emphasize on the prevention of illegal securities activities and tightened supervision over overseas listings by China-based companies. The opinions aim to achieve this by establishing a regulatory system and revising the existing rules for overseas listings by Chinese entities and affiliates, including potential extraterritorial application of China’s securities laws. As the official guidance and implementation rules have not been issued, the final interpretation of and potential impact from these opinions remain unclear at this stage. See “Risk Factors — The approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval.” As of the date of this document, we have not received any inquiry, notice, warning, or sanction regarding this offering from the China Securities Regulatory Commission, or the CSRC, or any other PRC government authorities.

On October 26, 2021, the CAC issued draft Administrative Provisions on the Account Names of Internet Users, revising the Regulations on the Administration of Internet User Account Names that took effect on March 1, 2015. This draft provides that when registering an internet account, the user shall execute an agreement with the Internet user account services platform, provide authentic identity information, the platform conventions and service agreement. Internet user account service platforms shall establish, improve and strictly implement, among others, account name information management system, information content security system, and personal information protection system. Internet user account service platforms should also establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks. When an Internet user account is in violation of the provisions of this draft, the Internet user account service platform shall suspend the service and inform the user to correct the issue within a limited time; and if the user refuses to correct it, the account shall be terminated. Although the CAC has solicited comments on this draft until November 10, 2021, there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. We are still in the process of evaluating the effect of the requirements under this draft on our business and will make necessary adjustments to our business to comply with the applicable requirements. If such draft is enacted as proposed, it would be costly for us to make more efforts on monitoring and managing user account names to comply with these requirements.

On October 8, 2021, the National Development and Reform Commission issued a discussion draft of the Negative List for Market Access (2021 Version), or the Negative List, which provides that, among others, non-state-capitalized entities shall not conduct the business of news collecting, editing, releasing and reporting. Weibo does not collect, edit, release or report news by itself. Weibo holds an Internet News and Information Service License, which allows it to provide the service of reposting news information and operating a platform to disseminate news information. The draft Negative List also provides that non-state-capitalized entities shall not engage in live streaming of political, economic, military, diplomatic, major social, cultural, scientific and technological, health, education, sports and other activities and events related to political direction, public opinion orientation and value orientation. The scope of live streaming business under this list is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator. The NDRC has solicited comments on this draft since October 8, 2021, and there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. If the draft of the Negative List for Market Access (2021 Version) is enacted as proposed, we may need to further adjust our business and operations, which may be adversely affected.

PRC regulations may change from time to time which may influence our business operation and operation results. Our efforts to comply with new and changing laws are likely to result in increased costs and risks of non-compliance.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Listing.

RISKS RELATING TO OUR BUSINESS

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable PRC laws and regulations. PRC advertising laws and regulations impose prohibitions and restrictions on certain types of advertisements. For instance, advertisements for certain products, such as tobacco, are not allowed to be publicly posted, and advertisements for other products and services, such as alcohol, medical treatment, pharmaceuticals or medical devices, healthcare food, real estate and financial products, are subject to certain restrictions on content and other requirements. In addition, where a review by relevant governmental authorities is required before certain types of advertisements can be posted, such as advertisements for pharmaceuticals and medical devices, we are obligated to confirm that such review has been performed and approval has been obtained.

The Chinese government may from time to time promulgate new advertising laws and regulations, including possible additional restrictions on online advertising services, and these restrictions may relate to, among other attributes, the content, placement and appearance of advertisements. In addition, recent activities and technology trends in advertising, such as links in comments or posts, and the proliferation of short video and live streaming platforms, with paid promotions that are frequently not marked as advertising, have made advertising content monitoring more challenging. Moreover, technologies and tools attempting to circumvent, evade or deceive our advertisement content monitoring system are evolving, which makes it more complicated for us to monitor and review the advertisements on our platform. When we discover advertisements that violate laws and regulations, we will timely take corresponding measures. Although we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot ensure that we will be in compliance at all times with the requirements under any new laws and regulations. For a detailed  description  of  the  procedures  we  implement,  see  “Business — Risk Management and Internal Control — Internal Control Risk Management.” Failure to comply with these obligations may subject us to fines and other administrative penalties.

If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrective information. In case of serious violation, the PRC governmental authorities may revoke our business licenses. During 2018, 2019, 2020 and the six months ended June 30, 2021, our major subsidiaries, which include WB Online Investment Limited, Weibo Hong Kong Limited, Weibo Internet Technology, Hangzhou Weishichangmeng Advertising Co., Ltd., Beijing Weimeng Technology Co., Ltd., Beijing Weibo Interactive Internet Technology Co., Ltd. and Beijing Weimeng Chuangke Investment Management Co., Ltd., or the Major Subsidiaries, have received three penalties, including fines from RMB1,000 to RMB200,000, and confiscation of advertising income. For example, in 2018, Beijing Haidian Administration for Industry and Commerce issued a decisions to impose an administrative penalty on Beijing Weimeng Technology Co., Ltd., or Weimeng, including a fine of RMB200,000 on Weibo and confiscation of the advertising revenue of RMB1,171.19, because the authorities was of the opinion that certain advertisements published on Weibo contained content that violated “good social customs.” We paid the fine and cooperated with the relevant government authorities to take corrective measures as required. We believe these penalties, individually or in the aggregate, did not have a material adverse effect on our business, financial condition or results of operations during 2018, 2019, 2020 and the six months ended June 30, 2021. However, there can be no assurance that there will not be any further penalties, which may have a material and adverse effect on our business, financial condition, results of operations and prospects, brand and reputation.

RISK FACTORS

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using Weibo and negatively impact our business.

We collect personal data from our users in order to better understand our users and their needs and to help our customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-party developers’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. The PRC Civil Code, the PRC Cyber Security Law, and the PRC Data Security Law protect individual privacy and personal data security in general by requiring internet service providers to collect data in accordance with the laws and in proper manner, and obtain consents from internet users prior to the collection, use or disclosure of internet users’ personal data. See “Regulatory Overview — Regulations on Information Security.” In addition, the Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of China’s “critical information infrastructure.” See “Risk Factors — Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.” We have been advised by our PRC legal advisor, TransAsia Lawyers, that these laws and regulations are relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations. Weibo may need to adjust its business to comply with data security requirements from time to time.

Furthermore, if privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to our customers. In Hong Kong, however, the Personal Data (Privacy) Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user ‘s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user ‘s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. The potential risks associated with non-compliance therewith are difficult to predict. Other jurisdictions may have similar prohibitions. Although less than 1% of our revenues in 2020 are generated in Hong Kong, EU and other jurisdictions with similar prohibitions, we hope to attract more users in these jurisdictions and if we are unable to construct demographic profiles of internet users because they refuse to give consent, we will be less attractive to customers and our business could suffer.

In addition to the possibility of fines, enforcement actions can result in orders requiring us to change our practices, which could have an adverse effect on our business and operating results. In March 2020, we experienced a data leakage caused by malicious queries by users through our application programming interface, for which the Ministry of Industry and Information Technology, or the MIIT summoned our representatives to a meeting on March 21, 2020 and instructed us to take steps to improve data security in accordance with the applicable regulations, including improving our privacy policy, strengthening user information protection and internal data security management, and other measures. We immediately took measures in response to this incident, including upgrading our security interface.

RISK FACTORS

Since January 2019, in order to better implement the PRC Cyber Security Law and the PRC Law for the Protection of Consumer Rights and Interests, relevant PRC government departments jointly launched nationwide special rectification programs on the illegal collection and use of personal information by mobile apps each year. In the 2020 Special Rectification Program, launched on July 22, 2020 by the CAC, the MIIT, the Ministry of Public Security, and the SAMR, and focusing on identifying and rectifying conducts of various apps in illegal collection of personal facial features and other biometric information, unauthorized recording of users’ voice or access of users’ photos, and unauthorized uploading of personal information, Weibo was identified by the authorities as having misled users to agree to the collection of personal information and failed to list out the purpose and type of personal information collected by certain software development kits on its platforms in November 2020. Weibo took actions in response to the identified issues and completed the rectification as required. On July 23, 2021, MIIT launched the 2021 Special Rectification Program aiming at rectifying disruption of market order, infringement on users’ rights and interests, threaten on data security, and violation of relevant regulations on qualifications and resources management by the internet companies, for which Weibo, together with 24 other major internet companies, attended a meeting about the 2021 Special Rectification Program on Internet Industry held by the MIIT on July 30, 2021, to discuss and receive instructions regarding self-examination and self-rectification under the Special Rectification Program. The rectification procedures generally include three steps: first, our company to conduct a self-examination and self-rectification and deliver a report to the relevant government authority for review; second, the government authority to provide comments on the report and guidance for our company to achieve compliance with the relevant PRC laws and regulations; and third, the government will make an inspection and confirm the rectification results. Weibo has initiated a self-examination and self-rectification and submitted the report as required under the 2021 Special Rectification Program, which is under the review of government authority.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws, regulations and orders from competent governmental authorities could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Our business is highly sensitive to the strength of our brand and market influence, and we may not be able to maintain current or attract new users, customers and platform partners for our products and services if we do not continue to increase the strength of our brand and develop new brands successfully in the marketplace.

Our operational and financial performance is highly dependent on the strength of our brand and market influence. Such dependency will increase further as the number of internet and mobile users as well as the number of market entrants in China grows. In order to retain existing and attract new internet users, customers and platform partners, we may need to substantially increase our expenditures to create and maintain brand awareness and brand loyalty.

In addition, we receive a high degree of media coverage in Chinese communities around the world. Negative coverage in the media of our company, including about our product quality and reliability, changes to our products and services, privacy and security practices, litigation, regulatory activity, the actions of our users, the experience of our users, platform partners and advertisers with our products and services, alleged misconduct by our employees or business partners, unethical business practices, or rumors relating to our business, management and employees, our shareholders and affiliates, our competitors and peers, even if inaccurate, could threaten our reputation and the perception of our brands. We cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, users, customers and platform partners. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our listed securities may decline.

RISK FACTORS

Misconduct, error and failure to follow laws, regulations and our corporate governance policies by our employees may adversely impact our brand image, reputation, business and results of operations, and we may be held liable for these inappropriate activities.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behavior, misuse of corporate authorization, or errors by our employees or their failure to perform their duties could subject us to legal liability and negative publicity. Our employees may conduct fraudulent activities to bypass our internal systems and to complete shadow transactions and/or transactions outside our official or authorized procedures. They may conduct activities in violation of law against unfair competition, which may expose us to unfair competition allegations and risks or conduct activities that may damage our reputation, corporate culture or internal working environment. We have experienced such incidents in the past and may continue to experience or be subject to incidents of similar nature in the future. We terminated employment with the involved employees for serious misconducts and recovered our losses from those employees in certain cases. While we have been strengthening our code of conduct and related internal policies, including updating our employees’ code of conduct and anti-bribery policy, we cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to prevent such misconduct. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

We may face certain risks related to financial products available on our Weibo wallet.

Weibo wallet enables users to purchase different types of financial products and services, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third-parties with relevant licenses. The Chinese laws and regulations on internet finance have been developing rapidly in recent years. To ensure the services provided on Weibo wallet remain in compliance with PRC laws and regulations on internet finance services, we have made relevant adjustments to the services available through Weibo wallet from time to time over the past several years. We were not subject to any penalty or punishment with respect to our services available on Weibo wallet during 2018, 2019, 2020 and the six months ended June 30, 2021.

For example, on March 28, 2018, the Internet Financing Risks Special Rectification Work Leading Group under the State Council issued a Notice on Strengthening the Rectification and Inspection of Asset Management Operations via Internet, which requires any entity that issues or sells fund and asset management products via the internet to obtain an asset management business license or asset management product sales license issued by the central financial management department. We have engaged third parties with relevant operating licenses to provide the services and products legally. After our adjustments, Weibo wallet now acts as a platform for, instead of an operator of, the financial products, including micro-loan facilitation offered by our related party, insurance, funds and other financial services offered by Weibo’s business partners who are third parties with relevant licenses. As advised by our PRC legal advisor, TransAsia Lawyers, such practice is in compliance with the current PRC laws and regulations.

On January 13, 2021, the General Office of the China Banking and Insurance Regulatory Commission and the General Office of the People’s Bank of China jointly issued a Circular on Regulating the Personal Deposit Business Conducted by Commercial Banks through the Internet, pursuant to which commercial banks are not allowed to engage in the business of providing fixed deposits or time-demand optional deposits through non- self-operated online platforms. On February 19, 2021, the General Office of the China Banking and Insurance Regulatory Commission issued a Circular on Further Regulating the Internet Loan Business of Commercial Banks, pursuant to which local banks engaged in online loan business shall serve local customers and are not allowed to operate online loan business outside of their registered local administrative areas, subject to certain exemptions. As such, we ceased our internet deposit cooperation with commercial banks and delisted all  internet deposit services.

On March 12, 2021, the People’s Bank of China issued the Announcement of the People’s Bank of China [2021] No.3, pursuant to which all loan products shall explicitly indicate their annualized loan interest rate, and we have included the requested information timely after the issuance of this announcement.

RISK FACTORS

On December 7, 2020, the China Banking and Insurance Regulatory Commission issued the Measures for the Regulation of Internet Insurance Business, effective February 1, 2021, which provides that self-operated network platforms with insurance sales or insurance application functions and information management systems shall be under security protection of class III or above, with appropriate customer information protection systems. As such, our cooperation partner for the relevant business is preparing for an application for the certification of security protection of Class III for our core system and anticipate completing this before December 31, 2021. In addition, we formulated Rules on Users’ Rights Protection of Weibo Insurance Mall to strengthen the protection of users’ information and privacy rights.

If any of the financial products or services available on Weibo wallet are found to be in violation of relevant regulations, Weibo may face warnings, fines, confiscation of illegal gains, license revocations or the discontinuation of the relevant business, and our business, financial condition and operating results could be adversely affected.

We face risks related to health epidemics and other outbreaks, such as the outbreak of COVID-19, as well as natural disasters, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations and financial performance could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

In early 2020, to contain the spread of COVID-19, the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and suspension of operation factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date hereof. However, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta variant cases, in various cities in China, and the Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders. In addition, the highly-transmissible Delta variant of COVID-19 has caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. The COVID-19 pandemic has caused material negative impact to our total revenues, slower collection of accounts receivables and additional allowance for credit losses in the year of 2020, particularly in its first half. Although our advertising business has gradually recovered, if the impact of COVID-19, including subsequent outbreaks driven by new variants of COVID-19, is prolonged or worsens further, it may still disrupt our business, which may in turn adversely affect our revenue and financial conditions. Our headquarters are located in Beijing, and we currently lease the majority of our offices in various parts of China to support our operations. This outbreak of communicable disease has caused, and may cause again in the future, companies, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic. There remain significant uncertainties surrounding COVID-19 and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19, and their impacts on our customers’ advertising budget and spending more broadly. The extent to which COVID-19, including subsequent outbreaks driven by new variants of COVID-19, impacts our financial position, results of operations and cash flows in 2021 will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the spread of new variants, the actions to contain the coronavirus or treat its impact, the availability of vaccine and treatment for COVID-19, among others.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

RISK FACTORS

RISKS RELATING TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements establishing the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We  are  a  company  incorporated  in  the  Cayman  Islands  and  Weibo  Internet  Technology  (China) Co., Ltd., or Weibo Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China principally through Weimeng, and its subsidiaries based on a series of contractual arrangements by and among Weibo Technology, Weimeng and its shareholders. We also operate certain investments in China through Weimeng Chuangke and its subsidiaries, based on a series of contractual arrangements by and among Weibo Technology, Weimeng Chuangke and its shareholders. As a result of these contractual arrangements, we exert control over Weimeng and Weimeng Chuangke and treat them as consolidated VIEs. Consequently, we consolidate their operating results in our financial statements under U.S. GAAP. Weimeng and Weimeng Chuangke hold certain assets that are important to our business operations, including the Internet Content License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke. We conduct our operations in China through our PRC subsidiaries and our VIEs with which we maintained these contractual arrangements. Investors in our Class A ordinary shares or the ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of our VIEs.

In the opinion of our PRC legal advisor, TransAsia Lawyers, our current ownership structure, the ownership structure of our PRC subsidiaries and our VIEs, and the contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC legal advisor, TransAsia Lawyers.

Weibo Corporation, our VIEs and investors of our company face uncertainties about potential actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our company as a group. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted, or, if adopted, what requirements would be made. In particular, the National People’s Congress approved the Foreign Investment Law and the PRC State Council approved the Implementation Rules of Foreign Investment Law in 2019. There are uncertainties as to how the Foreign Investment Law and its implementation rules would be further interpreted and implemented, and if it would represent a major change to the laws and regulations relating to the VIE structures. If we are found in violation of any PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, restricting our right to collect revenues, confiscating our income or the income of our VIEs, revoking our business licenses or the business licenses of our VIEs, requiring us to restructure our ownership structure or operations, and requiring us or our VIEs to discontinue any portion or all of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

RISKS RELATING TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and subject us to liability for information displayed on Weibo, or Yizhibo.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying the internet content that, among other things, impairs the national dignity of China, is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses and the closure of the concerned websites and levy of fines. The website operator may also be held liable for such censored information displayed on or linked to the website.

RISK FACTORS

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security stops the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. The CAC set up in May 2011 to supervise internet content management nationwide, has also promulgated regulations and taken a number of other measures to regulate and monitor online content.

Although we attempt to monitor the content posted by users on Weibo and Yizhibo, we are not able to effectively control or restrict content generated or placed on Weibo or Yizhibo by our users. In particular, with various features such as posts, comments and chat groups and the growing popularity of multimedia content, such as photos, videos and live streaming, and long-form articles, content monitoring has become much more complicated and challenging than text-based feeds.

To the extent that PRC regulatory authorities find any content displayed on Weibo or Yizhibo objectionable, they may require us to limit, prevent, or eliminate the dissemination of such information on our platform. The CAC launched the “Clear and Bright” campaign to rectify various areas of online misconduct in May 2021, in response to which, certain polices were issued and actions were launched. On June 15, 2021, the CAC launched the “Fan Group Chaos Rectification” special action, followed by issuance of the Notice on Further Strengthening the Management of Chaos in Fan Groups on August 25, 2021. Both of the special action and notice are intended to modify behavior in the online fan groups for celebrities, specifically, in features such as celebrity rankings, hot topics, fan communities, and fans interactive functions, so as to curb verbal abuse, stigmatization, instigation, confrontation, insults, slander, rumors, malicious marketing and the spread of other harmful information. This notice requested, among other things, the cancellation of all rankings of celebrities. The rankings of music, film and television works are still allowed, but the network platforms should optimize and adjust ranking rules to focus on the art works themselves and to base rankings on professional evaluation. Furthermore, minors are not allowed to make virtual gifting or spend money on supporting idols, or act as the organizer or manager of a fan group. As of the date hereof, we have taken measures specified in this notice to the extent applicable to our business, including removing the function of the “star power list” on our platform. In August 2021, we started to conduct self-examinations and self-rectifications in response to the PRC regulatory authorities’ recent regulatory focus on financial blogs. We have identified and rectified certain for-profit bloggers, including KOLs, with inappropriate nicknames, self-descriptions, marketing events, and publication of financial and economics related information. We have publicly disclosed the rectification results on our platform, and established a hotline for users to report any inappropriate events. Failure to comply with the requirements from PRC regulatory authorities on content regulation may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. During 2018, 2019, 2020 and the six months ended June 30, 2021, we received 43 penalties for inappropriate or illegal content transmitted on our platform, and we have cooperated with the relevant government authorities to take corrective measures in all cases. For example, in June 2020, CAC imposed a fine of RMB500,000 on us for failing to timely discover and remove user posts violating PRC laws and regulations from our platform, and required us to rectify and suspend the operation of Weibo hot search feature for one week. During 2018, 2019, 2020 and the six months ended June 30, 2021, we have received an aggregate penalties of RMB11.3 million for disseminating illegal content on our platform from the relevant regulatory authorities. We believe these past incidents, individually or in the aggregate, did not have a material adverse effect on our business, financial condition or results of operations during 2018, 2019, 2020 and the six months ended June 30, 2021. However, government standards and interpretations may change in a manner that could render our current monitoring and managing efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce inappropriate or illegal content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. If government actions or sanctions are brought against us, or if there are widespread rumors about any actual or potential government actions or sanctions against us, our reputation could be harmed, we may lose users and other customers, and our revenues and results of operation may be materially and adversely affected.

RISK FACTORS

In addition, the Judicial Interpretation on the Application of Law in Trial of Online Defamation and Other Online Crimes jointly promulgated by the Supreme People’s Court and Supreme Peoples Procuratorate, which became effective on September 10, 2013, imposes up to a five-year prison sentence on internet users who fabricate or knowingly share defamatory false information online. The implementation of this judicial interpretation may have a significant and adverse effect on the traffic of our platform and discourage the creation of user-generated content, which in turn may impact the results of our operations and ultimately the trading price of our listed securities. Regulation and censorship of information disseminated over the internet in China may adversely affect our user experience and reduce users’ engagement and activities on our platform as well as adversely affect our ability to attract new users to our platform. Any and all of these adverse impacts may ultimately materially and adversely affect our business and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (i) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (ii) implement technical measures to monitor and record network operation status and cybersecurity incidents, (iii) implement data security measures such as data classification, backups and encryption, and (iv) submit for cybersecurity review under certain circumstances.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. Cyber Security Law imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer. See “Regulatory Overview — Regulations on Information Security.” On April 13, 2020, twelve PRC governmental authorities, including the CAC, issued the Measures for Cybersecurity Review, effective from June 1, 2020, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure.” Before purchasing any network products or services, an operator of “critical information infrastructure” shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected.

There can be no assurance that we will not be identified as an operator of “critical information infrastructure.” If we are identified as an operator of “critical information infrastructure,” we will be subject to stricter requirements on business operations and cybersecurity compliance, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend providing any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions could cause significant disruptions to our business operations and materially and adversely affect our business, financial condition, and results of operations.

RISK FACTORS

On July 10, 2021, the CAC published a discussion draft of the proposed amended Measures for Cybersecurity Review, or the Draft Amended Measures for Cybersecurity Review, which provides that the relevant operators shall apply with the Cybersecurity Review Office for a cybersecurity review under the following circumstances: (i) operators of “critical information infrastructure” or data processors holding over one million users’ personal information when listing abroad, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security, and (iii) data processors carrying out data processing that will or may affect national security. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The Draft Amended Measures for Cybersecurity Review, if enacted as proposed, may materially impact business operations in many aspects. As advised by our PRC legal advisor, TransAsia Lawyers, the exact scope of operators of “critical information infrastructure” under the Draft Amended Measures for Cybersecurity Review and current regulatory regime remain unclear, and are subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). Those PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As a major internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” and a data processor meeting the above criteria under PRC cybersecurity laws. In such case, we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills. Although the internet products and services we purchase are primarily bandwidth, copyright content and marketing services, we cannot assure you that we will not be subject to any cybersecurity review. If we are deemed to be an operator of “critical information infrastructure” or a relevant data processor, such designation may disrupt our operations and adversely affect our business, results of operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this document as to the standards for determining such activities that “affects or may affect national security”. The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, including the standards for determining whether a listing in Hong Kong “affects or may affect national security”. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. If our proposed Listing is considered a listing in Hong Kong that affects or may affect national security, we may be required to apply for cybersecurity review, but there can be no assurance that we are able to obtain approval from the regulatory authorities in a timely manner, or at all. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the draft Amended Measures for Cybersecurity Review and the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

RISK FACTORS

Regulations on virtual currency may adversely affect our game operations revenues.

We have provided Weibo Credit as an online virtual currency for users to purchase in-game virtual items or other types of fee-based services on our platform. In the fourth quarter of 2020, we acquired the majority equity shares of JM Tech, a company operating several online interactive entertainment apps in China including “Pocket Werewolves.” JM Tech provides “gold coin” as an online virtual currency for users to purchase items to be used in those apps. The Notice on the Strengthening of Administration on Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture further promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading service enterprise” and stipulates that a single enterprise may not operate both types of business.

Although we believe our operations are in compliance with the Notice on the Strengthening of Administration on Online Game Virtual Currency, as we do not offer online game virtual currency trading services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be subject to fines or even required by the PRC regulators to change our practices related to Weibo Credit or “gold coin” in games operated by JM Tech, which consequently will have an adverse effect on our game- related revenues.

We face uncertainties with respect to the enactment, interpretation and implementation of Notice 78.

On November 12, 2020, the National Radio and Television Administration, or the NRTA, issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, or the Notice 78. According to the Notice 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all live streaming hosts and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month.

There is currently no explicit provisions as to what limits on virtual gifting will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Given there is no explicit provisions on how to set the limit on virtual gifting, we are currently not able to assess the potential impact from this requirement under Notice 78 on the virtual gifting spending activities on our platform. Any such limits ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations.

Notice 78 requests the live streaming platforms for online shows and e-commerce to register in the National Internet Audio-Visual Platforms Information Management System. Weibo has completed such registration, which was valid until May 1, 2021 and is currently under the annual renewal process. Notice 78 also sets forth requirements for certain live streaming businesses with respect to, among others, real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, and content tagging requirements.

Since some of the requirements in Notice 78 remain unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 on our business. Any further rulemaking under Notice 78 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations.

RISK FACTORS

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its province-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving the VIEs. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector. On April 13, 2021, we, together with 33 other major internet platforms in China, attended an administrative guidance meeting for Internet platform enterprises jointly convened by the CAC, the China Taxation Administration and the SAMR. In the meeting, we were instructed to conduct a self-inspection within one month to focus on rectifying possible violation of anti-monopoly laws, such as exclusivity arrangements known as “pick one out of two,” abuse of dominant market position, monopolistic agreements, and the illegal concentration of business operators, and to submit compliance commitments for public supervision. The rectification procedures generally include three steps: first, our company to conduct a self- examination and self-rectification and deliver a report to the relevant government authority for review; second, the government authority to provide comments on the report and guidance for our company to achieve compliance with the relevant PRC laws and regulations; and third, the government will make an inspection and confirm the rectification results. Weibo has initiated a self-inspection and rectification following the instructions received in this meeting, and submitted a report which is currently under the review of government authority. It is still uncertain how these requirements will be implemented and whether there will be further legislation and administration activities.

In August 2021, the SAMR issued two investigation notices to Weimeng Chuangke regarding recent share acquisitions by Weimeng Chuangke, namely, acquisition of 68.8591% shares of Shanghai Jiamian Information Technology Co., Ltd. from its existing shareholders for the aggregate consideration of US$218.6 million and acquisition of 36% shares of Jinhua Ruian Investment Management Co., Ltd., the holding entity of Shanghai Benqu Network Technology Co., Ltd., a developer of Wuta beauty camera app, from its existing shareholders for the aggregate consideration of US$41.7 million, in respect of potential illegal concentration of business operators under the Anti-Monopoly Law. Both acquisitions reached the threshold for a prior-filing under the Provisions of the State Council on the Threshold for the Reporting of Concentration of Business Operators but Weimeng Chuangke did not make the filing before the consummation of these transactions.

On October 22, 2021, Weimeng Chuangke received a prior notification of administrative penalty by the SAMR with a fine of RMB500,000 based on the determination that Weimeng Chuangke’s share acquisition of Jinhua Ruian Investment Management Co., Ltd. constituted a concentration of business operators without prior filing pursuant to the Anti-Monopoly Law. Weimeng Chuangke replied in writing to the  SAMR  on October 25, 2021 with no objection to such punishment. Weimeng Chuangke will timely pay the fine when it receives the decision of administrative penalty issued by the SAMR.

As of the date of this document, the investigation into the share acquisition of Shanghai Jiamian Information Technology Co., Ltd., or JM Tech, is ongoing and Weimeng Chuangke is actively cooperating with the SAMR. We are not able to predict the status or the results of the investigation at this stage. According to the PRC Anti-Monopoly Law, if a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore the pre-concentration status, and may impose a fine of up to RMB500,000. On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its last year ‘s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

RISK FACTORS

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the Anti- Monopoly Law against internet platforms. Given that we do not hold a dominant market position in the relevant markets and we have not entered into any monopolistic agreement, our PRC legal advisor, TransAsia Lawyers, is of the view that, except for our acquisitions that are under investigation for concentration of business operators, we are in compliance with the currently effective PRC anti-monopoly laws in all material aspects; however, if the PRC regulatory authorities identify any of our activities as monopolistic under the PRC Anti-Monopoly Law or the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or identify us holding a dominant market position or of abusing such dominant position, we may be subject to other investigations and administrative penalties, such as termination of monopolistic act and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will be more difficult to complete the acquisition transaction. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

We may be adversely affected by the complexity, uncertainties and changes in PRC licensing and regulation of internet businesses.

The PRC government extensively regulates the internet industry, including the licensing and permit requirements pertaining to companies in this industry. Internet-related laws and regulations in China are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations in certain circumstances.

RISK FACTORS

Weimeng holds an Internet Content Provision License and an Online Culture Operating Permit that are necessary for operating our current business in China. Weimeng also holds an inter-regional Value-Added Telecommunications Services Operating License for provision of value-added telecommunication services nationwide. However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. Companies engaging in internet broadcasting activities, such as the Yizhibo live streaming business we acquired in October 2018, must first obtain an audio/video program transmission license. Weimeng is not qualified to obtain the internet audio/video program transmission license under the current legal regime as it is not a wholly state-owned or state-controlled company and it was not operating prior to the issuance of the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56. Weimeng plans to apply for an internet audio/video program transmission license when feasible to do so. In June 2017, the State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China issued a public notice stating that it had requested the local competent authorities to take measures to suspend several companies’ video and audio services due to their lacking of an internet audio/video program transmission license and posting of certain commentary programs with content in violation of government regulations on their sites, and Weibo is named as one of these companies. In 2018 and 2019, Beijing Integrated Law Enforcement on the Cultural Market issued three decisions on administrative penalties to Weimeng, each of which imposed a warning and a fine of RMB30,000 on Weimeng on the grounds that Weimeng carried on internet audio/video program services without obtaining the internet audio/video program transmission license and provided online broadcasting services for relevant programs posted by certain registered users of Weibo. We have cooperated with the relevant government authorities to take corrective measures, including, among other measures, immediate removal of relevant audio/video programming, warning or banning live streaming hosts, and improving our ability to identify and intercept illegal content. We have registered with the National Internet Audio-Visual Platforms Information Management System, through which our operations is supervised and guided by the National Radio and Television Administration and its local branches. This registration was valid until May 1, 2021 and is currently under the annual renewal process. However, there can be no assurance that there will not be any further enforcement action, the occurrence of which may result in further liabilities, penalties and operational disruption. In addition, we may be required to obtain an internet publishing permit due to the online game related services we provided and the contents generated by our users. Weimeng has been actively communicating with the relevant regulator for the application of an internet publishing permit. Weimeng may not be able to obtain such license due to inappropriate or illegal content generated by users. Before we obtain such licenses or any additional licenses required by new laws and regulations, we could be subject to liabilities and penalties for providing online publishing services without the relevant licenses, including removal of the relevant online publications, confiscation of illegal income, fines, and/or the closure of our relevant websites, which could lead to severe disruption to our business operation.

Foreign investment in online game operation is prohibited under PRC law. We currently provide our online game services through Weimeng, Weibo Interactive and Weimeng Chuangke’s subsidiaries. However, certain contracts relating to our online game services were entered into between our PRC subsidiaries, Weimeng and the game developers, under which our PRC subsidiaries, together with Weimeng, provides certain technical services through our website. Under these agreements, our PRC subsidiaries, foreign-invested enterprises, may be deemed to be providing value-added telecommunication services without the necessary licenses. If so, we may be subject to sanctions, including payment of delinquent taxes and fines, which may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial condition.

Furthermore, the operation of online games in China is highly regulated by the PRC government. The publication of a new online game or a significant upgrade of an existing online game requires approval from the National Press and Publication Administration, or the NPPA. There are uncertainties with respect to the interpretation and implementation of the laws and regulations governing online games. Although most of the games on our website have obtained approval from the NPPA, certain games may not be able to obtain such approval due to the narrow interpretation of the scope of “game” adopted by NPPA in practice. For example, “Pocket Werewolves” operated by JM Tech may not be able to obtain the approval from NPPA as it is considered a social app instead of a game app. If any online game operated on our platform or by JM Tech fails to timely obtain necessary regulatory approval, the operator of the relevant game may be subject to various penalties and the operation of the relevant game could be suspended or discontinued, which could adversely affect our business. The Interim Measures for the Administration of Online Games that was issued by the Ministry of Culture, on June 3, 2010, and last amended on December 15, 2017, comprehensively regulated the activities related to online game business until July 10, 2019 when it was abolished by the Culture and Tourism of the PRC according to the Decision on Abolishing the Interim Measures for the Administration of Online Games and the Measures for the Administration of Tourism Development Planning. As of the date hereof, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games.

RISK FACTORS

In addition, due to the increasing popularity and use of the internet, online games and other online services, it is possible that additional laws and regulations may be adopted with respect to the internet, online games or other online services covering issues such as user privacy, pricing, content, copyrights and distribution. The adoption of additional laws or regulations may decrease the growth of the internet, online games or other online services, which could in turn decrease the demand for our products and services and increase our cost of doing business.

If the game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to complete or obtain the necessary approvals of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

Furthermore, the PRC government has taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provides that daily monitoring of data use,  application scenarios and effects of algorithms shall be carried out by the relevant regulators, and security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. In addition, the CAC issued a discussion draft of Administrative Provisions on Algorithm Recommendation of Internet Information Services on August 27, 2021, which provides that algorithms recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. Although the CAC has solicited comments on this draft since August 27, 2021, there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. Our social interest graph recommendation engine, which leverages our database of users’ social interest graphs based on their engagement actions on our platform, allows us to push the content that the users may find more relevant and interesting. If the draft of the Administrative Provisions on Algorithm Recommendation of Internet Information Services is enacted as proposed, we may need to further adjust our business and operations. In the event the draft is eventually enacted, the impact on our SIG recommendation engine still depends largely on the number of users who actually turn off our algorithm recommendation services. If such opt-out ratio turns out to be on the high end, the advertisement efficiency on our platform may ultimately be lowered and our business operations may be adversely affected.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of the CSRC, or other PRC government authorities may be required in connection with this offering under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to the listing and trading of their securities on an overseas stock exchange. However, the interpretation and application of these regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, how long it would take to obtain such approval, or, even if obtained, whether CSRC would rescind it. Any delay in obtaining, failure to obtain CSRC approval for this offering, or rescission of CSRC approval if obtained, would subject us to sanctions imposed by the CSRC and other PRC regulatory authorities.

RISK FACTORS

Our PRC legal advisor, TransAsia Lawyers, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our Class A ordinary shares because (i) the CSRC currently has not issued any definitive rules or interpretations concerning whether offerings like ours under this document are subject to such regulation, (ii) our wholly-owned PRC subsidiaries were not established through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC legal advisor, TransAsia Lawyers, and in such event we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. If it is determined that the approval from the CSRC or other regulatory authorities, or other procedures, are required for this offering, it would be uncertain whether we can or how long will it take to obtain such approval or complete such procedures. Furthermore, we cannot assure you that any obtained approval or clearance will not be rescinded by the governmental authorities, and in any of such cases, we may face sanctions from the CSRC or other PRC regulatory authorities for the failure to seek approval or clearance from CSRC or other competent regulatory authorities for this offering. These sanctions may include fines and penalties for our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed shares.

Several PRC authorities recently issued the Opinions on Strictly Combating Illegal Securities Activities which emphasize on the prevention of illegal securities activities and tightened supervision over overseas listings by China-based companies. The opinions aim to achieve this by establishing a regulatory system and revising the existing rules for overseas listings of Chinese entities and affiliates including potential extraterritorial application of China’s securities laws. As the opinions are new, official guidance and implementation rules have not been issued and the final interpretation of and potential impact from these opinions remain unclear at this stage. As of the date of this document, we have not received any inquiry, notice, warning, or sanction regarding this offering from the CSRC or any other PRC regulatory agencies. However, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. As of the date of this document, we have not received any inquiry, notice, warning, or sanction regarding this offering from the CSRC or any other PRC regulatory agencies.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. On November 5, 2021, the SEC approved the PCAOB rule that provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule states that the PCAOB will make these determinations promptly.

RISK FACTORS

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this document, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC has adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor that issued the audit report included in our annual report on Form 20-F is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

RISK FACTORS

RISKS RELATING TO OUR SHARES, OUR ADSs AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for a listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Codes on Takeovers and Mergers and Share Buy- backs issued by the SFC, or the Takeovers Codes, and the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and we may incur of incremental compliance costs.

Substantial future sales or perceived potential sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our listed securities to decline significantly.

Sales of our Class A ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our listed securities to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The  Class A ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act, under trading plans adopted pursuant to Rule 10b5-1 or otherwise.

Divesture in the future of our listed securities by shareholders, the announcement of any plan to divest our listed securities or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our listed securities to decline.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Articles of Association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a court in Hong Kong.

RISK FACTORS

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Hong  Kong. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers or companies incorporated in Hong Kong.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our directors and senior management named in this document reside outside the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

RISK FACTORS

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Our ADS holders may be subject to limitations on transfer of their ADSs.

In certain cases, our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We will also incur additional costs as a result of the listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

RISK FACTORS

We have been and we may again be involved in class action lawsuits in the United States in the future. For example, we and certain of our current and former directors and officers were named as defendants in two putative securities class actions filed in the United States District Court for the District of New Jersey: Andrew Goldsmith v. Weibo Corporation. et al., Civil Action No. 2:17-cv-04728-SRC-CLW (filed on June 27, 2017) (“Goldsmith Case”) and Feng Chen v. Weibo Corporation. et al., Civil Action No. 2:17-cv-05694 (filed on August 3, 2017) (“Chen Case”). The Goldsmith Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 27 and June 22, 2017; the Chen Case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between April 28, 2016 and June 19, 2017. Both cases’ complaints alleged that our company’s public filings contained material misstatements and omissions in violation of the federal securities laws. On September 28, 2017, the court entered an order appointing a lead plaintiff and consolidating the two cases. On November 27, 2017, the lead plaintiff filed a consolidated class action complaint. On January 26, 2018, our company and one individual defendant filed a motion to dismiss the amended complaint. On June 6, 2018, the court granted our motion to dismiss the class action complaint. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Daniel Zhang, was named as a defendant in ongoing putative securities class action lawsuits filed in the U.S. against Alibaba Group, a company listed on the New York Stock Exchange (NYSE: BABA), together with certain officers and directors of Alibaba Group, concerning the suspension of Ant Group’s planned initial public offering and certain antitrust developments, which have subsequently been consolidated. All of these cases concern Mr. Zhang in his capacity as the chief executive officer of Alibaba Group. Mr. Zhang was also named as a defendant in ongoing putative securities class action lawsuits filed in the U.S. against another U.S. listed company, which remain in their preliminary stages and concern Mr. Zhang in his capacity as a director of this U.S. listed company. Mr. Charles Chao, our chairman of the board of directors, was named as a defendant in ongoing putative securities class action lawsuits filed in the U.S. against another U.S. listed company in connection with a management buyout, which concern Mr. Chao in his capacity as a director of this public company and as an officer of a buyer group member. The securities class action was dismissed on September 29, 2021. On October 20, 2021, plaintiffs informed the court that they would not file an amended complaint. As of the date of this document, plaintiffs have not filed a Notice of Appeal. The existence of the litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our Company, may harm our reputation and adversely affect the trading price of our listed securities.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our listed securities.

Upon the Listing, we will be subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Global Offering.

RISK FACTORS

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq may be adversely affected.

The time required for the exchange between our Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure.

OVERVIEW

We incorporated our Company under the laws of the Cayman Islands on June 2010. We are a leading social media platform in China for people to create, discover and distribute content. We have transformed the way people express themselves and interact with others in the public internet space. We serve a wide range of users including ordinary people, celebrities, key opinion leaders and other public figures or influencers, as well as media outlets, businesses, government agencies, charities, and other organizations, making us a microcosm of the Chinese society.

KEY MILESTONES

Our key business milestones are summarized below:

Date	Event
2009	Weibo was first launched by SINA Corporation as one of the earliest social media platforms providing microblogging service.
2010	We introduced the first generation of Weibo mobile app.
2012	We started monetization through advertising business.
2013	We launched FST, a real time bidding advertising system.
We began to explore other monetization models through value-added service, such as membership service and online gaming.
In April, Alibaba invested in us with 18% of the then outstanding shares of our Company.
2014	In April, our Company completed the initial public offering (IPO) and was listed on the Nasdaq under the symbol “WB”.
Alibaba further increased its shareholding of our Company after the IPO on Nasdaq.
We introduced Weibo Hot Search as an early mover in China to introduce hot topic ranking chart, which facilitates the discovery of breaking news and trendy content on a real time basis.
2016	We launched the live steaming feature.
2017	Our annual revenue crossed the US$1 billion mark.
2018	Our average DAUs reached the 200 million milestone.
2019	Our MAUs surpassed the 500 million milestone.

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE

Our corporate structure

Weibo Corporation is the offshore holding company of our group and conducts business operations in China through wholly owned and partially owned subsidiaries, and consolidated VIEs and VIEs’ subsidiaries. The following diagram illustrates our corporate structure, including our major subsidiaries and VIEs, as of September 30, 2021:

            Equity interest.

           Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder ‘s voting power, share pledge agreements, exclusive technical services agreement, exclusive sales agency agreement and trademark license agreement.

(1)	The shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder, holding 1% of Weimeng’s equity interest.
(2)	The shareholders of Weimeng Chuangke are two PRC employees of our company or SINA, namely, Yunli Liu and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

HISTORY AND CORPORATE STRUCTURE

Major Subsidiaries

The principal business activities and date of establishment of each of our Major Subsidiaries are shown below:

Major Subsidiaries	Principal Business Activities	Date and Jurisdiction of Establishment
WB Online Investment Limited	investment holding	June 4, 2014, Cayman Islands
Weibo Hong Kong Limited (formerly known as T.CN Hong Kong Limited)	investment holding	July 19, 2010, Hong Kong
Weibo Internet Technology (China) Co., Ltd.	provision of technical and consulting services	October 11, 2010, PRC
Hangzhou Weishichangmeng Advertising Co., Ltd.	provision of advertising and marketing services	September 25, 2018, PRC
Beijing Weimeng Technology Co., Ltd	provision of advertising, marketing and internet information services	August 9, 2010, PRC
Beijing Weibo Interactive Internet Technology Co., Ltd.	provision of game-related services	September 8, 2011, PRC
Beijing Weimeng Chuangke Investment Management Co., Ltd.	investment holding	April 9, 2014, PRC

Acquisitions, Disposals and Strategic investments

We have not conducted any major acquisition or disposal during 2018, 2019 and 2020 and the six months ended June 30, 2021.

Contractual Arrangements

In order to comply with the PRC government’s foreign investment restrictions on internet information services and other laws and regulations, we conduct all our internet information services and value-added telecommunication services in China via our significant domestic VIEs. Our consolidated affiliated Chinese entities hold the licenses and assets that are important to our business operations including the Internet Content Provision License, the Online Culture Operating Permit and domain names held by Weimeng and our investments held by Weimeng Chuangke. As of the date hereof, the shareholders of Weimeng are four PRC employees of us or SINA, namely, Yunli Liu (Vice President and assistant to the Chairman of SINA Corporation), Wei Wang (Chief Operating Officer of our Company), Wei Zheng (Vice President, Products of our Company) and Zenghui Cao (Senior Vice President, Operation of our Company), holding 29.70%, 29.70%, 19.80% and 19.80% of Weimeng’s equity interests, respectively, and WangTouTongDa (Beijing) Technology Co., Ltd., a third-party minority stake holder holding 1% of Weimeng’s equity interest. The shareholders of Weimeng Chuangke are two PRC employees of our company or SINA, namely, Yunli Liu, and Wei Wang, holding 50% and 50% of Weimeng Chuangke’s equity interests, respectively.

Due to historical reasons, there was overlap in terms of management and manpower between SINA and us when Weimeng and Weimeng Chuangke were established in August 2010 and April 2014 respectively, and certain SINA employees were nominated to be the registered shareholders of our VIE entities.

HISTORY AND CORPORATE STRUCTURE

The diagram below illustrates the general structure of the economic flow and control under the VIE structure created by the contractual arrangements:

Notes:

(1)“” denotes the direction of legal and beneficial ownership.

“” denotes the contractual arrangements among the VIEs, VIE shareholders, and our subsidiaries.

The capital investments in both Weimeng and Weimeng Chuangke were funded through Weibo Technology and recorded as interest-free loans to the respective shareholders of Weimeng and Weimeng Chuangke. As of June 30, 2021, the total amount of interest-free loans to the shareholders of Weimeng was RMB555.0 million and to the shareholders of Weimeng Chuangke was RMB30.0 million Under various contractual agreements, the shareholders of our consolidated VIEs are required to transfer their ownership in the VIEs to our wholly owned subsidiary in China, Weibo Technology, when permitted by PRC laws and regulations, or to our designees at any time for the amount of the outstanding loans, and all voting rights of our consolidated VIEs are assigned to Weibo Technology. Through Weibo Technology, we have also entered into an exclusive technical services agreement and other service agreements with each of our consolidated VIEs, under which Weibo Technology provides technical services and other services to these VIEs in exchange for substantially all of their economic benefits. In addition, the shareholders of our consolidated VIEs have pledged their shares in these VIEs as collateral for repayment of loans and payment of fees on technical and other services due to us.

Weibo Technology recognized service fees from all the VIEs in the amount of  US$842.6  million, US$832.4 million, US$766.8 million and US$438.5 million for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021 in consideration for services provided to the VIEs. Net revenues from VIEs and VIEs’ subsidiaries accounted for 82.4%, 83.4%, 78.1% and 76.9% of our Company’s net revenues for the years ended December 31, 2018, 2019, and 2020 and the six months ended June 30, 2021. The contractual arrangements currently in force in relation to Weimeng were first established on October 11, 2010 and certain agreements were subsequently entered into on January 19, 2018. The contractual arrangements currently in force in relation to Weimeng Chuangke were first established on April 9, 2014 and certain agreements were subsequently entered into on February 17, 2020.

HISTORY AND CORPORATE STRUCTURE

Terms of the arrangements with consolidated affiliated Chinese entities

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements

Weibo Technology has granted interest-free loans to the shareholders of Weimeng with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In our consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

Share Transfer Agreements

Each shareholder of Weimeng has granted Weibo Technology an option to purchase his shares in Weimeng at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of Weimeng, subject to applicable PRC laws. The options will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Loan Repayment Agreements

Each shareholder of Weimeng has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfers. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Agreement on Authorization to Exercise Shareholder’s Voting Power

Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation appointment of directors, transfer, mortgage or disposal of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements

Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements. We have completed registration of equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Civil Code.

HISTORY AND CORPORATE STRUCTURE

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement

Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates,  planned  capital  expenditure  and  business  strategies. These agreements  can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by or licensed to Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology.

Spousal Undertakings

Each of the spouses of the shareholders of Weimeng and Weimeng Chuangke, namely Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao, signed the spousal consent letters. Yunli Liu, Wei Wang, Wei Zheng and Zenghui Cao collectively hold 99% equity interest in Weimeng. Yunli Liu and Wei Wang collectively hold 100% equity interest in Weimeng Chuangke. Pursuant to the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned loan agreements, share transfer agreements, loan repayment agreements, agreement on authorization to exercise shareholder’s voting power and share pledge agreements and has read and understood the contractual arrangements. Each signing spouse has committed not to make any assertions in connection with the equity interests of the relevant shareholder’s interest in Weimeng and Weimeng Chuangke, to execute all necessary documents and take all necessary actions to ensure appropriate performance of the abovementioned agreements, and, if the spouse obtains any equity interests of Weimeng or Weimeng Chuangke, to be bound by the abovementioned agreements, comply with the obligations thereunder as a shareholder of Weimeng or Weimeng Chuangke and sign a series of written documents in substantially the same format and content as the abovementioned agreements.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd., made an investment of RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third party minority stake holder is not a party to the contractual arrangements that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that we are still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, we are not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. We believe Weibo Technology, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

HISTORY AND CORPORATE STRUCTURE

Although we have been advised by our PRC legal advisor, TransAsia Lawyers, that our arrangements with Weimeng are not in conflict with current PRC laws and regulations, we cannot assure you that we will not be required to restructure our organization and operations in China to comply with the changing and new PRC laws and regulations. Restructuring of our operations may result in disruption to our business. If PRC tax authorities were to determine that our VIE structure was not done on an arm’s-length basis and therefore constitutes favorable transfer pricing, they could request Weimeng to adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment may not reduce the tax expenses of Weibo Technology but could adversely affect us by increasing Weimeng’s tax expenses, which could subject Weimeng to late payment fees and other penalties for tax underpayment and/or could result in the loss of tax benefits available to Weibo Technology in China. Any of these measures may result in adverse tax consequences to us and adversely affect our results of operations.

Confirmations and risks relating to the variable interest entity structure

Our PRC legal advisor, TransAsia Lawyers, is of the opinion that:

(a)	our current ownership structure, the ownership structure of our PRC subsidiaries and our VIEs, and the contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders are in compliance with existing PRC laws, rules and regulations.
(b)	each of the contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders governed by PRC laws and regulations is valid, legal and binding except that the pledge on the shareholders’ equity interests in Weimeng and Weimeng Chuangke would not be deemed validly created until it is registered with the competent SAMR, and does not and will not violate any applicable PRC laws and regulations or their respective articles of association currently in effect; and
(c)	each of the contractual arrangements entered into among our PRC subsidiaries, the VIEs and their respective shareholders governed by PRC laws and regulations is not void under the Civil Code of the PRC.

Based on the above, our directors believe that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from the VIEs on us are enforceable under the relevant laws. Nevertheless, any violations by the VIE or its shareholder of our agreements with them could disrupt our operations or adversely affect our services. See “Risk Factors — Risks Relating to Our Corporate Structure”.

Additionally, we have been advised by our PRC legal advisor, TransAsia Lawyers, that there are substantial uncertainties regarding the interpretation and application of current and future PRC Laws. Accordingly, PRC regulatory authorities or courts may take a view that is contrary to the opinion of our PRC legal advisor, TransAsia Lawyers. It is uncertain whether any new PRC laws relating to contractual arrangements will be adopted, what the Laws would provide. If we or any of the VIEs is found to be in violation of existing or future PRC laws, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the contractual arrangements.

HISTORY AND CORPORATE STRUCTURE

Shareholding Structure

The following diagram illustrates our shareholding structure as at September 30, 2021 (excluding 8,700,524 Class A Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our Share Incentive Plans or any allotment and issuance of Class A ordinary shares upon exercise of the Over-allotment Option):

Note:

(1)	See “Major Shareholders” for further details on the voting rights and the beneficial ownership of our directors and executive officers as a group, SINA Corporation, Ali WB and other shareholders. Each holder of Class A ordinary shares is entitled to one vote per share and the holder of our Class B shares is entitled to three votes per share on all matters submitted to them for a vote.

HISTORY AND CORPORATE STRUCTURE

The following diagram illustrates our shareholding structure immediately upon the completion of the Global Offering (assuming all major shareholders’ shareholdings remain unchanged as of the date hereof, the Over- allotment Option is not exercised, and no additional Shares are issued under the Share Incentive Plans):

Please refer to the details contained in Note (1) above.

Listing on the Nasdaq Global Selected Market

In April 2014, our company completed the initial public offering and has been listed on the Nasdaq Global Selected Market since then. We believe that the Listing on the Hong Kong Stock Exchange will present us with an opportunity to further expand our investor base and broaden our access to capital markets.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

SOURCE OF INFORMATION

CIC was commissioned to conduct research, provide an analysis of, and to produce a report (the “CIC Report”) on, the social platform industry in China, and other related economic data, at a fee of US$95,000. The commissioned report has been prepared by CIC independent of the influence of the Company and other interested parties. Except as otherwise noted, all of the data and forecasts contained in this section are derived from the CIC Report.

CIC is an investment consulting company originally established in Hong Kong. Its services include industry consulting services, commercial due diligence, strategic consulting, and so on.

CIC undertook both primary and secondary research using a variety of resources. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, including the National Bureau of Statistics of China, Chinese Government releases, annual reports published by relevant industry participants, industry associations, CIC’s own internal database, etc.

The market projections in the commissioned report are based on the following key assumptions: (i) that the overall global social, economic, and political environment is expected to maintain a stable trend over the next decade; (ii) that related key industry drivers are likely to continue driving growth in China’s social media industry during the forecast period; and (iii) that there is no extreme force majeure or set of industry regulations in which the market situation may be affected either dramatically or fundamentally. The reliability of the CIC Report may be affected by the accuracy of the foregoing assumptions and factors.

EVOLVEMENT OF SOCIAL PLATFORMS IN CHINA

China has the world’s largest base of internet users, which reached 989.0 million in 2020, with almost all of its netizens using some form of social platform to communicate and share information on their daily lives,  according to the CIC Report. Social platforms are where users virtually connect with each other through the creation, sharing, or exchanging of ideas, interests, and other content, often in the form of text, picture, audio, video or other content formats. Social platforms include social media platforms, social networking platforms, and live streaming platforms.

The evolution of social platforms has been fueled by the human impulse to communicate and by the advancements in digital technologies. Social platforms have shifted from desktop to mobile and continued to advance into more diversified and engaging content formats. In recent years, platforms focusing on short- form video sharing and live streaming have become more prevalent. With a well-balanced mix of content formats, encompassing text, picture, video, live streaming, audio and other formats, social platforms are capable of attracting users to create content and engage in social interactions.

Driven by the increasing popularity of social platforms, the penetration rate for the social platforms, measured by the ratio of social platform users to all mobile users, has already come to hover near the 100% mark in 2020.

SOCIAL MEDIA PLATFORMS SERVE AN IMPORTANT ROLE IN PEOPLE’S DAILY LIVES

A social media platform is a subset of social platform that allows users to create, discover and distribute diversified content in a public forum. More people are turning to social media platforms to follow breaking news, discuss hot topics, and browse any content of personal interest, among other activities. Social media platforms are public in nature and enable every user, including celebrity, organization, or ordinary people, to publicly discuss events of interests and debate social issues and concerns. At the same time, social media platforms cover comprehensive topics such as news, art, fashion, lifestyle, travel, game and entertainment, etc.

INDUSTRY OVERVIEW

Attributable to the important role social media platforms serve in people’s daily lives, the user base of social media platforms in China has been expanding at a rapid pace. The combined total user base for China’s social media platforms in terms of MAUs increased from 488.9 million in 2016 to 738.3 million in 2020, representing 74.9% of the total number of mobile internet users in China in 2020, according to the CIC Report. As the penetration of social media platforms have already reached a relatively high level, the MAUs of social media platforms is anticipated to increase moderately in the coming years at a CAGR of 3.7% from 2020 to 2025 to 883.4 million by 2025.

MAJOR TRENDS FOR SOCIAL MEDIA PLATFORMS IN CHINA

The major trends for the social media platforms in China include:

Diversification of content formats

Content made available in different formats is suitable for meeting users’ different preferences and consumption needs. For example, text is more efficient when distributing breaking news and presenting thought-provoking content. At the same time, people increasingly enjoy consuming content in richer and more interesting formats, such as video, which can capture moments in a real-time, rich multi-sensory and condensed short-form manner. Therefore, the continuous diversification of content formats, including text, picture, video and live streaming, is expected to lead to an increase in both content generation and content consumption.

KOL gaining more influence

Top content creators may often become the authoritative figures on certain topics or areas of interests and the opinion leaders among their followers, and therefore creating a considerable amount of influence on their followers. The influence on followers presents significant commercial potential, which attracts more users to become influencers or KOLs by continuously creating high-quality content and engaging with followers. The resources and tools provided by social media platforms are also catalyzing this trend by making it easier for talented content creators to stand out.

More users from the younger generation

Adoption by younger generation is one of the driving forces behind the growth of social media platforms. In China, many millennials and younger generations of users are increasingly seeking novel ways to express themselves and connect with other people so as to share their individual values and interests. Social media platforms serve as an ideal channel for millennials and younger generations of users to engage with others, and to develop a sense of community based on a wide range of topical categories offered on these platforms. At the same time, as younger users are relatively more likely to access social media on their mobile devices at greater frequencies, and often do so over fragmented periods of time, condensed content and short format of content are therefore expected to gain more popularity among these users.

Prevalence of social e-commerce

Social e-commerce emerges as an important segment of China’s social media platforms, which reflects a trend for purchasers to share experiences with a broader audience online, as well as a growing appetite for authentic real-world information shared by others virtually. Social e-commerce, such as influencer driven purchases and live streaming e-commerce, encourages users to share their experiences and interact with other purchasers and merchants online. At the same time, KOLs who seek to monetize their social assets are incentivized to contribute more high-quality content for these platforms. As a result, the emergence and increasing prevalence of social e-commerce is expected to further enrich the content ecosystem of and drive new traffic to social media platforms, and to create new monetization opportunities accordingly.

INDUSTRY OVERVIEW

TRENDS AND DRIVERS FOR SOCIAL MEDIA ADVERTISING

As social media platforms are gaining more popularity, they are tapping into more monetization opportunities. Advertising has become the most mature form of monetization for social media platforms, according to the CIC Report. Compared with traditional advertising, social media advertising is more effective in terms of reach, targeting and delivery results for advertisers.

As a result of their greater efficiency, the advertising revenue generated by social media platforms increased from RMB8.3 billion in 2016 to RMB138.6 billion in 2020, representing a CAGR of 102.2%, and is anticipated to further increase to RMB480.7 billion in 2025 at a CAGR of 28.2% during the period from 2020 to 2025.

Advertising Revenue of Social Media Platforms, China, 2016-2025E

Source: CIC Report

Social media advertising is becoming more important as a monetization channel, due to its ability to attract users and retain their attention. The overall market share of social media advertising in the online advertising market is therefore anticipated to keep expanding. The market share of social media platforms in the online advertising industry in terms of revenues expanded from 2.9% in 2016 to 18.2% in 2020, and is expected to increase even further to 26.1% in 2025, according to the CIC Report.

The growth of social media advertising has been fueled by the expansion of user base and an increase in user engagement of social media platforms as well as innovations in advertising and marketing solutions. Ongoing advancements in mobile internet infrastructure, such as 5G, are expected to drive the growth of the user base and user engagement for social media platforms, enabling users to consume and share digital content more efficiently and conveniently. In addition, more interactive advertising and marketing solutions are expected to emerge by leveraging big data and AI technologies, so as to further attract wallet shares from advertisers.

The social media advertising market in China is now demonstrating the following key trends and drivers:

●	Preference for targeted advertising solutions. Social media advertising helps advertisers more effectively and accurately reach their target customers as well as build up and improve their brand image as they interact with users. Advertisements on social media platforms enable advertisers to better reach their audience based on factors such as demographics, gender, and interests. More and more advertisers are therefore planning to spend more of their budgets on social media advertising in the years to come due to its greater efficiency, according to the CIC Report.

INDUSTRY OVERVIEW

●	Rise of KOL marketing. KOLs can have a strong influence on audiences’ purchasing decisions, which reflects the fact that people tend to give more credit to those words or experiences shared by the people they follow and trust. Advertisers are increasingly willing to adopt the KOL marketing strategy, which allows them to reach specific audiences at a relatively low cost while stimulating discussions and sharing in a positive feedback loop. MCNs also contribute to maximizing the revenue-generating impact and the overall development of social media advertising, since they facilitate closer cooperation among advertisers, KOLs, and social media platforms.
●	Demand for integrated marketing solutions. Advertisers are now seeking a full stack solution that includes branding ads and performance-based ads to help them simultaneously build brand awareness, generate enhanced interest, advance sales opportunities and inspire customer loyalty. Depending on their budgets and demands, different advertisers may seek to implement a mix of advertising and marketing services, including display ads, in-stream feeds, search ads, KOL content marketing and other products and services. At the same time, advertisers will favor solutions where each advertisement is traceable, in terms of, for example, the number of views and clicks, the number of clicks leading to sales, and the number of comments or shares, etc., in order to better evaluate the actual impact of any marketing campaign.
●	Innovations in solutions. More innovative advertising and marketing products and services are expected to emerge in the future, especially in the field of content marketing or KOL marketing. Social media platforms are offering a more diversified array of advertising and marketing solutions that use big data and AI technologies, enabling advertisers to directly and effectively interact and engage with their target audience. At the same time, social media platforms are actively building their ecosystem to empower celebrities, MCNs, and KOLs with marketing capabilities such as content generation tools and user interaction functions, as well as a diverse selection of advertiser and commercial resources.

KEY SUCCESS FACTORS

The following key success factors affect the performance of social media platforms in the online social media industry in China.

The ability to expand, retain and energize the user base and increase user engagement to create network effects

Social media platforms rely on network effects where user engagement attracts more new users, which acts as a multiplier in generating activities and traffic on social media platforms. A social media platform that enjoys a large, active and engaged user base is more likely to attract content creators and commercial partners who in turn contribute more content to the platform in a virtuous cycle. Early entrants in the market generally enjoy the advantage of strong brand recognition and large user base, and therefore have more leverage in their relationships with advertisers and other customers. Successful social media platforms typically have the ability to continuously launch innovative features and adopt advanced technologies to enlarge their user base, increase user engagement and attract influencers and advertisers to the platform, while capturing additional commercial opportunities.

Comprehensive coverage of content formats and categories

Social media platforms with comprehensive content categories and formats, and vibrant content ecosystems are better positioned to address the evolving needs of users with different backgrounds and interests. A diversified mix of content formats can better match users’ preferences in different scenarios. A wider coverage of content categories can attract users with a variety of interests and can therefore increase the scale of the active user base. An engaging content ecosystem, powered by comprehensive content formats and categories, is vital for the success of social media platforms to build thriving social scenes bolstered by robust communication and the frequent sharing of high-quality content by users.

Sustainable supply of rich, interesting and comprehensive content

A sustainable supply of content will attract users, which is important to the continued success of social media platforms. Social media platforms develop new tools and resources to lower the barrier and cost of content generation, and plan new community management strategies to further increase user activity. The capacity of social media platforms to develop and adopt new technologies and new tools to facilitate active user interactions within their ecosystem empowers these platforms to be better positioned to excel among their

INDUSTRY OVERVIEW

competitors. In addition, strong relationships with various types of content creators such as KOLs, MCNs, celebrities, and organizations are vitally important for social media platforms if they hope to ensure the sustainable supply of high-quality and interesting content.

The ability to develop innovative and effective advertising technologies and solutions

Social media platforms that can constantly provide innovative and effective advertising technologies and solutions are more likely to be favored by advertisers. The ability to leverage AI and big-data analytics to develop a deeper understanding of individual users is becoming growingly important. Emerging business models such as KOL marketing and live streaming e-commerce have shown new monetization opportunities. Therefore, a social media platform that has strong technological capabilities, comprehensive product offerings and a mature user ecosystem is better positioned to compete in the market for online social media.

COMPETITIVE LANDSCAPE FOR SOCIAL PLATFORMS

Driven by the increasing popularity of social platforms, the penetration rate for the social platforms, measured by the ratio of overall social platform users to all mobile users, has already come to hover near the 100% mark in 2020. New user acquisition has been one of the key challenges that each of the social platforms faces and accordingly, established social platforms with a large user base may experience weak growth in user base. In addition to expanding user base, social platforms mainly leverage the network effect to build their competitive moat.

Weibo is one of the top 5 social platforms in China in terms of MAUs and DAUs in June 2021, according to the CIC report.

Ranking of China’s Social Platforms, June 2021

			MAUs		DAUs
Ranking	Platform	Platform Type	(in millions)		(in millions)
1	Platform A(1)	Social network	1,251		813
2	Platform B(2)	Social media	645		377
3	Platform C(3)	Social network	591		289
4	Weibo	Social media	566		246
5	Platform D(4)	Social media	506	*	293	*

Source: CIC Report

Notes:

*	Representing average MAUs and DAUs for the three months ended June 30, 2021.
(1)	Platform A is a social network platform that provides instant messaging services for smart terminals and enables users to send free voice messages, videos, pictures and texts over the network. It is owned by a Hong Kong-listed company headquartered in Shenzhen, was launched in 2011 and originated from mobile instant messaging.
(2)	Platform B is a social media platform that hosts a variety of short-form videos and enables users to create short videos, which often feature music in the background. It is owned by a private company headquartered in Beijing, was launched in 2016 and originated from a variety of short-form videos.
(3)	Platform C is a social network platform that provides Internet-based instant messaging services and supports multiple functions such as online chat, group chat, video chat, file transfer and online social games. It is owned by a Hong Kong-listed company headquartered in Shenzhen, was launched in 1999 and originated from PC instant messaging.
(4)	Platform D is a social media platform that hosts a variety of short-form videos and focuses on recording and sharing people’s daily life. It is owned by a Hong Kong-listed company headquartered in Beijing, was launched in 2011 and originated from a variety of short-form videos.

INDUSTRY OVERVIEW

Weibo offers the most comprehensive coverage of content categories and content creators among social platforms in China, according to the CIC Report. In February 2021, CIC calculated the coverage ratio of multiple content categories and content creators among leading social platforms in China. The types of content creators include government, media, celebrities, sports (basketball, football, and e-sports), and fast- moving consumer goods brands. As compared to other social platforms, Weibo covers all selected categories, and has the highest coverage ratio among leading social platforms in terms of the content categories and content creators.

Weibo offers the most comprehensive content formats among social platforms in China, according to the CIC Report. In February 2021, CIC tested the availability of content format among leading social platforms. All the six content formats, namely text only, text and image, topic#, audio, video, and live streaming, are available on Weibo, and Weibo has the most balanced distribution of different content formats among leading social platforms.

Weibo has the largest celebrity and KOL network among social platforms in China, according to the CIC Report. In February 2021, CIC calculated the coverage ratio of a sample of top celebrities, defined as the persons with the top 50 Baidu search index on the day of February 18, 2021, among leading social platforms. As compared to other social platforms, Weibo has the highest coverage ratio. In February 2021, CIC calculated the coverage ratio of a sample of top KOLs among leading social platforms. The sample list was collected from several KOL lists issued by reputable research firms. As compared to other social platforms, Weibo has the highest coverage ratio.

COMPETITIVE LANDSCAPE FOR SOCIAL MEDIA PLATFORMS

Those social media platforms with a large active user base and strong marketing capabilities are regarded as competent commercial partners to advertisers. Early entrants in the market typically have well established brand recognition with a large number of loyal users, therefore creating high entry barriers against newcomers. Advertisers, when deciding which platforms to use for marketing, normally consider key factors such as scale of reach, level of engagement, format availability, and pricing. The MAUs and DAUs of a social media platform generally reflect the size of its user base and measure the loyalty of users to that platform. With a large and active user base, social media platforms are better able to attract advertisers who seek to engage directly with their audiences in gaining broad-based and targeted exposure.

Weibo is one of the top 3 social media platforms in China in terms of MAUs and DAUs in June 2021, according to the CIC Report. Among the leading social media platforms in China, some focus on specific content formats such as video and live streaming, while others provide comprehensive content formats to cater to the diverse user needs. Platforms with more diverse content formats and more vibrant content creation ecosystems are better equipped to address the evolving user needs with diverse backgrounds and interests.

Ranking of China’s Social Media Platforms, June 2021

		MAUs		DAUs		Total Revenue in 2020	Total Advertising Revenue in 2020
Ranking	Platform	(in millions)		(in millions)		(in US$ billion)	(in US$ billion)
1	Platform B(1)	645		377		N/A	N/A
2	Weibo	566		246		1.7	1.5
3	Platform D(2)	506	*	293	*	9.1	3.4
4	Platform E(3)	237	*	63	*	1.8	0.3
5	Platform F(4)	121		40		N/A	N/A

Source: CIC Report

Notes:

*	Representing average MAUs and DAUs for the three months ended June 30, 2021.
(1)	Platform B is a social media platform that hosts a variety of short-form videos and enables users to create short videos, which often feature music in the background. It is owned by a private company headquartered in Beijing, was launched in 2016 and originated around a variety of short-form videos. CIC is unable to reliably estimate the total revenue and advertising revenue of Platform B as it is privately owned.
(2)	Platform D is a social media platform that hosts a variety of short-form videos and focuses on recording and sharing people’s daily life. It is owned by a Hong Kong-listed company headquartered in Beijing, was launched in 2011 and originated from a variety of short-form videos.

INDUSTRY OVERVIEW

(3)	Platform E is a social media platform that hosts videos on various themes, including anime, music, dance, technology and video games, and enables users to submit, view and add overlaid commentary on videos. It is owned by a U.S. and Hong Kong-dual-listed company headquartered in Shanghai, was launched in 2009 and originated from videos of animation, comics and games. The total revenue and advertising revenue of Platform E were derived from its 2020 financial report upon currency translation at a rate of RMB6.5250 to US$1.0000.
(4)	Platform F is a social media platform that enables users to share various consumption experiences and lifestyles, such as information about beauty, sports, travel, hotels and restaurants. It is owned by a private company headquartered in Shanghai, was launched in 2013 and originated from sharing of overseas shopping experience. CIC is unable to reliably estimate the total revenue and advertising revenue of Platform F as it is privately owned.

MAJOR CHALLENGES FACED BY THE SOCIAL PLATFORMS AND SOCIAL MEDIA PLATFORMS IN CHINA

Competition for user acquisition and user engagement

Driven by the increasing popularity of social platforms, the penetration rate for the social platforms, measured by the ratio of overall social platform users to all mobile users, has already come to hover near the 100% mark in 2020. Currently, almost every mobile user uses some forms of social platform to stay current or connect with others. As a result, new user acquisition has been one of the key challenges that each of the social platforms faces and accordingly, established social platforms with a large user base may experience weak growth in user base. In addition to expanding user base, social platforms mainly leverage the network effect to build their competitive moat. Therefore, social platforms and social media platforms need to devote significant resources to retain existing users and content creators, and improve the quality and diversity of content ecosystems, such as content formats and categories, in order to continuously attract and engage users and boost their time spent.

In recent years, social platforms are exploring and developing new monetization opportunities such as KOL marketing, live streaming e-commerce and other types of social e-commerce. However, as their business models evolve, social platforms may influence consumers’ online-shopping habits since certain users may shift to social platforms from other types of e-commerce platforms. As a result, such exploration of new monetization models may subject social platforms to competition from other types of online businesses or industries.

Technology

Social media platforms that can constantly provide innovative and effective advertising technologies and solutions are more likely to be favored by advertisers. More innovative advertising and marketing products and services are expected to emerge in the future, especially in the field of content marketing or KOL marketing. Therefore, social media platforms need to continuously enhance their technology capabilities to capitalize on the latest trends to compete in the market for online social media. Furthermore, technology  infrastructure is critical to providing users, customers and platform partners access to social media platform, particularly during major events when activities on the platforms increase substantially. A social media platform must continue to upgrade and expand its technology infrastructure to keep pace with the growth of its business and to ensure that technical difficulties do not detract from user experience or deter new users, customers or platform partners from accessing its platform.

Regulations

The PRC government has, in recent years, heightened its oversight over various aspects of the operation of social platforms and social media platforms as well as the provision of online content in China in certain areas, including but not limited to, cybersecurity, protection of personal information, review of illegal and inappropriate content, and real-name authentication on live broadcasting businesses and online mobile games and etc. Internet information service providers are required to ensure that the large amount of content available on their platforms and the operation and services fully comply with relevant PRC laws and regulations. Social media platforms are also required to monitor the advertising content shown on their platforms to ensure that such content is true and accurate and in compliance with relevant PRC laws and regulations. Due to these intensified laws and regulations, social platforms may be severely affected in the short term since some advertisers may no longer be able to conduct marketing activities or display advertisements on social platforms. As a result, social platforms may need to invest additional resources to continuously develop new clients.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies.

OVERVIEW

Our Mission

Our mission is to empower people to discover the broader world and be heard publicly.

Who We Are

Weibo is a leading social media platform in China for people to create, discover and distribute content. By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to publicly express themselves in real time, interact with others on a platform with vast scale and stay connected with the world, Weibo has had a profound social impact in China. Launched in 2009, Weibo has been committed to enabling faster, easier, and richer connection among people and has become an integral part of many of Weibo users’ daily lives.

Leveraging the early-mover advantage and the accumulated know-hows and insights in the social media industry, Weibo has amassed a large user base in China and in Chinese communities in more than 190 countries around the world. In June 2021, Weibo had 566 million MAUs and 246 million average DAUs. Weibo is one of the top 10 mobile apps and one of the top 3 social media platforms in China in terms of MAUs and DAUs in June 2021, according to the CIC Report.

Weibo has transformed the way people express themselves and interact with others in the public internet space. Any user can create and post a feed and attach multimedia or long-form content. User relationships on Weibo may be asymmetric, and any user can follow any other user and add comments to a feed while reposting. As of June 30, 2021, Weibo had 318 billion “follow” relationships existing on its platform. This simple, asymmetric, and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo serves a wide range of users including ordinary people, celebrities, key opinion leaders (“KOLs”), and other public figures or influencers, as well as media outlets, businesses, government agencies, charities, and other organizations, making it a microcosm of Chinese society. According to the CIC Report, Weibo has the largest celebrity and KOL network in China. As of June 30, 2021, there are 4.4 million verified accounts, such as celebrities, KOLs, enterprise partners, and media outlets on Weibo. As a leading social media, Weibo allows people in China and the global Chinese communities to be heard publicly and exposed to the rich ideas, cultures, and experiences in a broader world. In June 2021, Weibo had 41.9 million monthly active content creators, generating original posts for public self-expression. In June 2021, top content creators on Weibo platform reached 2.3 million, representing a CAGR of 24% from June 2019.

Weibo offers the most comprehensive content formats among social platforms in China, according to the CIC Report. Weibo users can create, discover, consume and share various formats of content, including text, photo, video, live streaming, audio and topic, etc. on Weibo platform. By aggregating various media formats, Weibo platform allows content creators to have more diverse choices to create content in their most desirable ways, so that more enriched content could be generated and distributed across the platform. Weibo is also well positioned to capture the market trends in media formats transformation. To capitalize on the mega trend of video, Weibo has launched a series of innovative initiatives to improve its video product offerings and to empower and attract more video content creators to its platform. As a result, the average number of daily video viewers grew at a CAGR of 20% from June 2019 to June 2021.

To support the diverse content offerings, Weibo also has the most comprehensive coverage of content categories and content creators among social platforms in China, according to the CIC Report. In June 2021, Weibo  had 46 content verticals,  such as celebrities and entertainment, humor,  media, variety shows and  TV programs, fashion, cosmetics, finance and games. Among these content verticals, 28 of them each has over 10 billion monthly views in June 2021. The diversified content offerings on Weibo platform cater to the evolving and broad interests of Weibo users and cultivate a more vibrant ecosystem on Weibo platform.

BUSINESS

Foundation of Our Platform

Weibo provides a compelling and efficient way for people to discover what is happening in the world and engage in public social conversations. By combining the following five core attributes at scale, Weibo continues its evolution for public self-expression, content aggregation and distribution.

Public. Weibo’s content is open to any user. User relationships on Weibo may be asymmetric: any user can follow any other user and add comments to a feed while reposting. This asymmetric feature allows Weibo to address users’ differentiated social needs and makes it an ideal public forum of choice for general users, public figures and organizations to participate in trending public conversations and aggregate different opinions on public events.

Real-time. Content goes live on Weibo, from ordinary people at the scene of a headline event, from public figures who have a personal announcement to make, and from businesses, government agencies and other organizations that want direct access to a public audience. Our platform promotes a high velocity of information exchange that allows our users to create and distribute and receive content faster than other forms of media or social platforms.

Viral. Weibo allows content to be easily and virally distributed on its platform. By clicking on the Repost button, users can easily repost feeds from other users. The asymmetric nature of our platform, together with our continuous efforts in introducing innovative features including trends and topic products, allows feeds to reach users several degrees of followings away, making trendy content virally distributed and generated with an enormous amount of views on Weibo’s platform.

Comprehensive. Weibo offers the most comprehensive content formats among social platforms in China, according to the CIC Report. Weibo aggregates diverse media formats, including text, photo, video, live streaming, audio and topic, etc. This allows content creators on Weibo to have more options to create and distribute content in their most desirable ways.

Social. Social engagement on Weibo comes in many forms, such as Likes, Comments and Reposts on a feed, or participation in topic discussion. Over the years, Weibo has observed strong growth of social interactions on its platform and cultivated strong network effect as an early mover in the social sector.

Our Value Propositions

Our platform has unique value propositions for our users, content creators and advertising and marketing customers. Our collective relationship with them is crucial to the continued strength and value of our overall platform.

To users

●	Express and share
◦

We provide an unprecedented experience for people in China and the global Chinese communities to be able to publicly express themselves and share their life moments, opinions and content in real time on a platform with a vast scale.

●	Discover rich content and diversified opinions
◦	Weibo is where people come to discover and learn more about what is going on with the people, organizations and topics that interest them, as well as their diversified opinions.
●	Stay current and connected
◦	Users come to Weibo to stay current on the latest trends and events and connect with other users who share similar interests.

BUSINESS

●	Make a social impact
◦	Weibo helps people come together to realize common goals, and to accomplish things that they could not accomplish on their own.

To content creators

●	Build up fan base and social assets
◦

We help the content creators on our platform to engage and interact with their followers and build up their social assets to create social value and monetization opportunities. The top content creators, such as celebrities and KOLs, regularly interact with their followers, and among each other for topics of the same interest on Weibo. This type of interaction is unique to our platform.

●	Monetization
◦	We are committed to creating and enhancing monetization opportunities for content creators through diversified channels such as advertisement, e-commerce and live streaming.

To advertising and marketing customers

●	Broad and targeted reach
◦

We are an early mover of social advertising in China. We provide our customers with social marketing solutions based on our social interest graph recommendation engine that help them reach and engage with their target audience.

●	Full spectrum of tailored solutions
◦

We provide a full spectrum of innovative and tailored advertising and marketing solutions ranging from brand awareness to interest generation, sales conversion and loyalty marketing to cater to the diverse marketing demands of our customers.

●	Viral effect
◦

Weibo feeds and trends, whether promoted or organic, have the potential to go viral due to the public and distributed nature of our platform. This provides our customers with additional upside value to increase the social elements of their advertising.

Our Commitment to a Better Society

By providing a simple and inspirational way for people and organizations in China and the global Chinese communities to publicly express themselves in real time, interact with others on a global platform with a vast scale and stay connected with the world, Weibo has had a profound social impact in China. Weibo is committed to living up to its social responsibilities and to facilitating meaningful public affairs dialogue. Media outlets use Weibo as a source of information and a distribution channel for their headline news. Government agencies and officials use Weibo as an important official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to boost their social influence.

BUSINESS

As the COVID-19 pandemic unfolded across the country in 2020, Weibo released measures to promote public conversations and to help people find reliable and useful information. Governments, experts, and renowned media outlets played pivotal public service roles, and used their Weibo accounts to reach people with right and timely information. Weibo is proactively seeking ways to amplify this authoritative, official content about the pandemic on its platform by recommending these feeds to show at the top of the flow of users’ feeds and discovery zone. In the first quarter of 2020, over 370 million users viewed pandemic related content while the number of daily views of pandemic related content exceeded 12 billion. To ensure that the users can access information about the pandemic from reliable sources, Weibo had verified over 1,600 new accounts of medical Content experts, medical staff, patients and their family members, and helped them accumulate approximately 150 million followers in aggregate on Weibo.

We launched Weibo Charity as early as 2012 to allow users to initiate charity projects by posting messages on our platform. Charity organizations and individuals with verified accounts can raise funds and recruit volunteers for public services on Weibo Charity. We leverage the celebrities and KOLs on our platform and work with them to further raise awareness of charitable causes. Weibo Charity has further enriched our content offerings and magnified Weibo’s positive impact on the society.

Our Scale and Financial Performance

We began monetization on our platform in 2012, and we have since experienced solid revenue growth and margin expansion. Our revenues increased from US$1,718.5 million in 2018 to US$1,766.9 million in 2019 but slightly decreased to US$1,689.9 million in 2020 mainly due to the negative impact and uncertainties brought forth by the COVID-19 pandemic. Our revenue’s year-on-year growth rate recovered to 10% in the fourth quarter of 2020 and further increased to 42% in the first quarter and 48% in the second quarter of 2021, as the COVID-19 pandemic was gradually contained in China and the advertising demand recovered accordingly.

We generate revenues primarily from customers who purchase advertising and marketing services, and, to a lesser extent, from fee-based revenues, such as VIP membership. Revenues generated from advertising and marketing services accounted for 88% of our total revenues in 2020 and 86% of our total revenues  in the  six months ended June 30, 2021. We had income from operations of  US$609.3  million  in  2018,  US$597.6 million in 2019 and US$506.8 million in 2020. Our income from operations increased from US$164.2 million in the six months ended June 30, 2020 to US$301.8 million for the same period in 2021.

BUSINESS

The following diagram illustrates the metrics that we use to measure our scale and user engagement.

Notes:

(1)	In June 2021.
(2)	In June 2021, social interactions include the activities of Like, Comment, Repost and Follow.
(3)	As of June 30, 2021.
(4)	Income from operations.
(5)	Ratio of income from operations to total revenues.

BUSINESS

OUR STRENGTHS

We believe that the following competitive strengths contribute to our success and differentiate us from our peers.

Pioneer and Leader in Social Media Industry in China

We pioneered China’s social media industry when we launched in 2009 as one of the earliest social media platforms (providing microblogging service) in China, according to the CIC report. Throughout the years, we led the development of and innovation in the industry, according to the CIC report. For instance, Weibo is an early mover and key contributor to the “Internet KOL Economy,” which refers to all activities relating to the monetization of the KOLs’ influence and impact on their fans and social community. We took a unique approach towards information feeds, where our content distribution is primarily based on social relationship supplemented by our interest-based recommendation engine. Leveraging our early-mover advantage and our continuous innovations, we have built a high entry barrier in the social media industry in China and developed deep user insights that will continue to help us enhance our products and services.

We are one of the top 3 social media platforms in China in terms of both MAUs and DAUs in June 2021, according to the CIC Report. Our user base has grown rapidly since our inception and reached 566 million MAUs and 246 million average DAUs in June 2021.

As we are the destination of choice where people create, distribute and discover high-quality content of various interests, Weibo has become a unique social media platform with profound social impact in China. Of more than 100,000 Hot Searches generated on Weibo in 2020, around 40% of the Hot Searches were about public events or social affairs, according to the CIC Report. Weibo proactively sought ways to amplify the authoritative, official content about the COVID-19 pandemic on its platform. In the first quarter of 2020, over 370 million users viewed pandemic related content while the daily views of pandemic related content exceeded 12 billion. “Poverty  alleviation” related content has generated more than 3,000 topics and over    30 billion views on Weibo’s platform since 2018, according to the CIC Report. By raising awareness to countless social events, Weibo is now more than a social media platform for content distribution. It is playing an indispensable role in promoting public conversions and helping people find real-time and reliable information, and therefore, has made a profound social impact on the Chinese society.

Robust Ecosystem with Powerful Network Effects

We connect users, content creators and customers in a robust, self-reinforcing ecosystem that offers strong value proposition to each participant.

Our large base of content creators acts as a trendsetter for the user base as a whole. There are 4.4 million verified accounts, such as KOLs, influencers, enterprise partners, and media outlets on Weibo as of June 30, 2021. We empower content creators to build up and engage with their fan base and monetize their social assets on Weibo within our ecosystem through diverse monetization methods such as KOL e-commerce, advertising services, etc. Our content creators are therefore motivated to create and distribute more high quality content on our platform, engage with our large base of users in public conversions on our platform, which helps Weibo incur relatively low content costs and achieve higher operating leverage. Our high quality content in turn attracts more customers to promote their products on Weibo through our broad range of innovative advertising services. Many KOLs, MCNs and other users also become customers in order to further build their fan base and brand and to sell their products and services.

We benefit from strong network effects where more users and engagement on Weibo encourages more content creators to share content and capture monetization opportunities on its platform, which attracts more customers with higher advertising efficiency. Weibo’s ecosystem participants are incentivized and rewarded in a sustainable way, resulting in a virtuous and self-reinforcing cycle of value creation and raises significant entry barriers for potential competitors.

Large, Diverse and Engaged User Base

Since our inception in 2009, we have amassed a large user base. Weibo had 566 million MAUs and 246 million average DAUs in June 2021.

BUSINESS

We have demonstrated our proven ability to appeal to younger generations who have a strong need for public conversations and interest-based content consumption. In June 2021, over 75% of our identified MAUs belonged to Generation Z, i.e., the generation that was born in or after 1990, based on our data analytical results. In addition, our success in expanding into lower-tier cities in China has strengthened the growth of our ecosystem. In June 2021, over 85% of our identified MAUs lived in non-tier-1 cities (tier-1 cities include Beijing, Shanghai, Guangzhou and Shenzhen) in China or in overseas cities, based on our data analytical  results. Our user demographics and geographical reach are attractive to customers and KOLs who seek to reach a younger and wider audience, which reinforces the virtuous cycle of generating high-quality content.

In addition to our large and diverse user base, there are also significant connections and interactions among users on our platform. Weibo’s ratio of average DAUs to MAUs remains as high as 43% to 45% during 2018, 2019, 2020 and the six months ended June 30, 2021. As of June 30, 2021, we had 318 billion “follow” relationship existing on the platform, demonstrating strong network effect and our competitive moat in the social media industry. In June 2021, our users generated 15.7 billion monthly social interactions on our platform, including the activities of Like, Comment, Repost and Follow, demonstrating users’ high engagement and stickiness to our platform.

Ever-Growing Supply of Rich and Comprehensive Content Offerings

We have built a comprehensive and vibrant content ecosystem that is continuously growing with the evolving interests of our users.

Weibo offers the most comprehensive content formats among social platforms in China, according to the CIC Report. Starting from a social media platform primarily focusing on text and photo, Weibo has been rolling out new formats to meet users’ evolving demands. Now, Weibo users can create, discover, consume and share content of all formats, including text, photo, video, live streaming, audio and topic. In addition, we offer the most comprehensive coverage of content categories among social platforms in China, according to the CIC Report. In June 2021, Weibo had 46 content verticals, such as celebrities and entertainment, humor, media, variety shows and TV programs, fashion, cosmetics, finance and games. Among these content verticals, 28 of them each has over 10 billion monthly view counts.

To capture the growing trend of short video and to cater to the users’ shifting consumption preference towards short video, we have continuously improved the quality, diversity and relevance of video content offerings on our platform by improving and launching new products and features and scaling up the video content generation among top content creators. We launched Video Account program in the second half of 2020 to incentivize Weibo’s top content creators shift towards video creation with our traffic support. As of June 30, 2021, we had over 10 million content creators participating in the Weibo Video Account program, among which over 30,000 content creators had over 1 million followers. We also focus on strengthening the effective distribution of video content in information feeds and video community to boost video content consumption, drive users’ engagement and improve the platform’s video content ecosystem.

We attract a large number of talented content creators who remain highly engaged and active on our platform. In June 2021, Weibo had 41.9 million monthly active content creators, generating original posts for public self-expression. Furthermore, according to the CIC Report, Weibo has the largest celebrity and KOL network in China. In June 2021, top content creators on Weibo reached 2.3 million, representing a CAGR of 24% from June 2019. As we keep implementing our strategy to increase the engagement for content creators to reach a broader audience through the video format, an increasing number of content creators are incorporating videos in their content creation and distribution on Weibo’s platform.

Our comprehensive content formats, diversified content offerings and distribution, as well as our large base of talented content creators cultivate a vibrant content ecosystem, which enables us to become the go-to social media platform for our users to find diverse content that matches their interests, and for content creators to fully showcase their talent.

BUSINESS

Proven and Continuous Growth in Monetization

Starting monetization as early as in 2012, we have since experienced solid revenue growth with margin expansion as our revenues grew at CAGR of 26.7% from 2016 to 2020, and our operating margin improved from 21.5% in 2016 to 30.0% in 2020. We primarily generate revenues from the provision of advertising and marketing services. In 2020, our revenues reached US$1,689.9 million, with US$1,486.2 million advertising and marketing revenues. In the six months ended June 30, 2021, our revenues reached US$1,033.4 million, with US$892.3 million advertising and marketing revenues.

We have constantly rolled out new and innovative advertising and marketing solutions that were pioneered in the digital advertising market. We are an early mover in launching native ads product that allow advertisers to communicate in a similar format as organic feeds and Real-time Bidding System for information feeds in 2013, the first in China to offer promoted trends and search advertising products in 2014, and an early mover and leading player of KOL marketing solutions in China according to the CIC Report. Leveraging our large user base, and celebrities and KOLs’ influence on Weibo’s platform, our customers are enabled to amplify their visibility and reach of their original marketing campaign on the platform.

To capture the growing trend of video consumption, we have continuously enriched and optimized our video advertising offerings under different video consumption scenarios to deliver better advertising formats and conversion results. To adapt to video content consumption preferences by users, we also rolled out the Watch Plus Product model in 2020, where the promoted product is embedded beneath the user interface of video, so that the viewers can conveniently locate the merchandise and make purchases.

We offer a full spectrum of advertising and marketing solutions ranging from brand awareness to interest generation, sales conversion and loyalty marketing that cater to the diverse needs of customers. For instance, for brand customers, our integrated branding plus performance marketing solutions leverage our unique strength in hot trends, celebrity and KOL marketing and delivery better advertising efficiency. For performance-driven customers, we constantly refine existing products and launch innovative products, such as upgrading Super FST, the real-time bidding ad system and introducing video ad products, to improve the ad placement efficiency and return on investment for customers.

We leverage our advanced artificial intelligence and data insights to optimize the efficiency of our advertising and marketing products. Our technology and data is constantly enhanced by iteration through our data insights accumulated over our 12 years of operations and from our large and engaging user base.

Cutting-Edge Technological Capabilities and Scalable Infrastructure

Weibo’s platform is based on a scalable infrastructure built from our innovative and proprietary technologies. These systems enable Weibo to deliver the best-in-class experience for users, content creators and customers while distributing huge amount of message, including text, photo, video, live streaming, audio and topics, in real time. As of June 30, 2021, we had a team of 2,770 product development personnel dedicated to technology, data and product development functions. Our product development team is fully involved in all critical operational areas, with an in-depth understanding of our users’ needs.

Our industry-pioneering social interest graph, or SIG, recommendation engine leverages our comprehensive database of users’ social interest graphs, based on users’ engagement actions on our platform, such as Post, Repost, Comment, Like and Follow, and social relationships. The SIG recommendation engine allows us to push the content that the users may find more relevant and interesting, so as to increase user loyalty. We utilize machine learning technologies to semantically understand videos uploaded to our platform, whereby we use this information to accelerate content review of the videos and distribution of the videos on our platform. For example, to improve the user experience for those users we have reactivated through channel investment and hot events, we leverage the SIG recommendation engine to enhance the quality of our content offerings.

Our proprietary hybrid cloud platform can spot hot topics within seconds, automatically and speedily expand its cloud servers within minutes, and support millions of user visits occurring every second. Our distributed storage model allows us to efficiently manage billions of pieces of data while storing data on ordinary servers that are easily scalable, and our geographically distributed architecture enables fast access for users across the country.

BUSINESS

Visionary and Experienced Management Team with A Proven Track Record

We have a visionary and experienced management team with strong execution and management capabilities and extensive industry knowledge. Mr. Charles Chao has served as our Chairman of the board of directors since our inception and has been SINA’s Chief Executive Officer since May 2006. Mr. Gaofei Wang has served as our CEO since 2014 and possesses deep entrepreneurship and extensive managerial experience. He has been actively involved in the product and business development of Weibo since its inception.

Other members of our senior management team have extensive and complementary experiences in a wide range of fields, covering technology, internet, entertainment, finance and operations. Our senior management team is entrepreneurial and has constantly launched innovative products and features that pioneered the social media industry in China. Together with Mr. Gaofei Wang, our senior management team led our company to grow Weibo’s user base from 144 million MAU at our IPO in 2014 to 566 million MAU in June 2021, and will continue to execute our growth strategies to achieve a higher level of success.

OUR STRATEGIES

We intend to achieve our mission and further solidify our unique position by pursuing the following strategies.

Grow Our User Base and Increase User Engagement

User scale and user engagement are fundamental to our business. Leveraging our social platform positioning, we intend to focus on growing our user base and increasing user engagement by continuously improving product functionalities, enriching the content ecosystem and executing effective channel marketing strategies.

We plan to continue to optimize our user products and enhance our recommendation capabilities to deliver the most relevant, timely and interesting contents to users. We will continue to expand our cooperation with top content creators to contribute more high quality contents to our platform and enrich our content ecosystem. We also plan to continuously deepen our collaboration with smartphone manufacturers and programmatic buying partners, so as to improve the user acquisition efficiency and enhance user engagement. For instance, in addition to our organic growth in user base, we plan to expand and deepen our cooperation with smartphone manufacturers to pre-install our Weibo application on new smartphones.

Leveraging our strengths in public conversation and social distribution, we will further enhance our competitive advantage in hot trends to attract new and dormant users through content recommendation, and improve user frequency and engagement on our platform.

Further Expand and Improve Our Content Ecosystem

When more and more content creators can thrive on our platform by contributing ever-growing diversified content, we believe our overall user growth, user engagement and commercial value shall flourish as well. Therefore, we plan to further nurture our content ecosystem for our users, customers and content creators.

Enrich content offerings. We plan to enrich the content offerings on our platform by attracting more content creators and KOLs and cooperating with more MCNs. We will help content creators to attract more users through improved content search capability, traffic allocation, and SIG recommendation engine. We also plan to deepen the scale and consumption of our content verticals.

Empower content creators. Leveraging Weibo’s leading position in the social media industry in China, we plan to continuously empower content creators to boost fan engagement and open up monetization opportunities, so as to create a self-reinforcing virtuous cycle for the thriving of our content creators. We will also improve operational efficiency, content quality and platform’s sustainability, which will in turn stimulate content generation and content creators’ interaction with fans.

BUSINESS

Promote video content. We will continue enriching the video content offerings by promoting the supply and consumption of video content on our platform. We plan to encourage more top content creators to adopt video as their content creation format. Meanwhile, we will focus on the operation of video content in selected verticals, such as TV series, variety shows and games, to cultivate users’ consumption preference for the differentiated content on our platform, and to further boost users’ loyalty to our platform. In addition, we will introduce innovative features to improve our video recommendation capability so as to recommend more relevant videos to each different user.

Enhance Monetization Capabilities

We believe we offer a unique value proposition to our customers, as our full spectrum advertising and marketing solutions empower them to reach broad and targeted audiences with viral effect. We will further improve our existing advertising and marketing solutions and develop new solutions to fulfil customers’ demands. We will also diversify our revenue streams through exploring monetization opportunities in non- advertising areas.

Expand our advertising and marketing customer base. We believe that continuous improvements in our advertising and marketing solutions will help us expand the customer base. We plan to broaden our coverage of and penetrate businesses of different scales in different industry sectors to attract new customers from these sectors. We believe the vast and growing number of domestic and emerging brands throughout China present a significant opportunity for our advertising and marketing business.

Improve advertising and marketing solutions. We plan to further reinforce our unique value proposition for customers to capture higher ad wallet share. We will improve our existing advertising and marketing solutions and develop new solutions tailored to various content formats, including videos and live streaming. We intend to improve our SIG abilities to enhance the accuracy and relevance of our advertising.

Diversifying our monetization channels. We plan to further diversify our revenue streams through exploring monetization opportunities in value-added services and offerings, such as a membership service, online games, live streaming and social e-commerce.

Selectively Pursue Strategic Alliances, Investments and Acquisitions

We have adopted a very disciplined approach for investments and acquisitions in the past. As a part of our growth strategy, we have formed strategic alliances and partnerships and completed investments and acquisitions in recent years that are synergistic and complementary to Weibo’s ecosystem.

We will continue to selectively pursue collaborations, investments and acquisitions to complement our current businesses and enhance our growth potentials.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Weibo is committed to living up to its social responsibilities and to facilitate meaningful public affairs dialogue. Media outlets use Weibo as a source of information and a distribution channel for their headline news. Government agencies and officials use Weibo as an important official communication channel for disseminating timely information and gauging public opinion to improve public services. Individuals and charities use Weibo to make the world a better place by launching charitable projects, seeking donations and volunteers and leveraging the celebrities and organizations on Weibo to boost their social influence. For example, when the COVID-19 pandemic unfolded across China in 2020, Weibo released a series of measures to promote public conversations and to help people find reliable and useful information. In addition, we launched Weibo Charity as early as 2012 to allow users to initiate charity projects by posting messages on our platform. For detailed discussions, see “Business — Our Commitment to a Better Society.”

BUSINESS

We commit to actively embracing different identities and individuals and to promote the value of an inclusive and diverse culture with gender equality, which we believe attracts the best talent. We adopted gender equality policy in making decisions over recruitment, training, promotion, salary, benefits and other human resources management activities. Adhering to our equal employment and development principle, our human resources decisions shall be based on each employee’s work performance, motivation, quality and specialty, regardless of gender, and in compliance with relevant rules and regulations. We continuously analyze and monitor organizational and diversity issues, including the gender and diversity composition of human resources at various levels. Women hold various leader roles in our company, including Ms. Hong Du, our director, and Ms. Fei Cao, our chief financial officer. We will continue to work towards enhancing the gender diversity of our Board, including use our best endeavors to, within three years after the Listing, identify and recommend at least one female candidate to our Board for its consideration on appointment of a director, with the goal to achieve a higher percentage of female board representatives, subject to our Directors (i) being satisfied with the competence and experience of the relevant candidates after a holistic review process based on reasonable criteria; and (ii) fulfilling their fiduciary duties to act in the best interest of our company and the shareholders as a whole when deliberating on the appointment. We target to maintain a culture of inclusion and diversity through activities such as providing trainings over gender and inclusion, prevention of sexual harassment, and protection from sexual exploitation and abuse.

We are committed to carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We ask our employees to be mindful of the environment when consuming office supplies. Furthermore, some of the content offered on Weibo platform is dedicated to the environmental protection topics. Leveraging the various forms of content and tools we offer to content creators, environmentalists are well equipped to create and share content on Weibo platform centered on environmental issues, which raises environmental protection awareness among the viewers. Our business is generally subject to relevant PRC national and local environmental laws and regulations. However, our operations do not produce or discharge any industrial waste which is hazardous to the environment. As confirmed by our PRC legal advisor, TransAsia Lawyers, we are not required to obtain any approvals or certificates that are applicable to environmental laws and regulations in the PRC.

We have formulated and implemented various workplace safety policies and procedures to ensure that our employees have a safe working environment. During 2018, 2019, 2020 and the six months ended June 30, 2021, none of our employees were involved in any major accidents in their workplaces.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems. We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.

Financial reporting risk management

We have a set of accounting policies in place in connection with our financial reporting risk management, such as financial reporting management policy and treasury management policy. Our finance department reviews our management accounts based on such policies. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Internal control risk management

We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, finance and business departments to: (a) perform risk assessments and advise risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.

We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our internal control team conducts regular reviews to monitor the status and effectiveness of those licenses and approvals.

BUSINESS

Our in-house legal department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.

We have taken various measures in order to comply with PRC laws and regulations governing distribution of information over the internet and the verification of users’ identities. We utilize a real-name system to authenticate the identities of our users and live streaming hosts. We verify identities through mobile phone numbers when any user or live streaming host register a Weibo account. We request users to agree to the terms and conditions set forth in the user agreement of our platform. Pursuant to the user agreement, each user undertakes to, among others, (i) use the authentic identity and personal information to register a Weibo account to create, publish and distribute information, and (ii) not to upload or distribute content that violates any PRC laws or regulations or infringes the intellectual property rights of others. We have implemented a content-filtering system, which adopts a machine plus manual approach. We employ technologies such as AI capture and key words detection to detect illegal or inappropriate content. Our review team is on 24/7 shifts to ensure sufficient manpower to monitor content on our platform.

We have taken various measures in order to comply with PRC laws and regulations governing advertisements. We have established a comprehensive system to review and monitor the content of advertisements, including a robust advertisement registration, review, and filing management system. We request every advertising account to provide us with its business license for our review before publishing advertisements. We will cross- check the documents certifying the advertisement content provided by the advertising account against the actual advertisements in accordance with PRC laws and regulations. We adopt a machine plus manual approach to review the content of advertisements. We employ technologies such as AI capture and key words detection to detect illegal or inappropriate content in advertisements before publishing them online. We have established a special taskforce for content review of advertisements, which consist of qualification review team, content review team, quality control team and data system refinement team, among others. All of the team members are required to receive trainings and pass examinations prior to being on board, and also need to pass regular tests afterwards. Our advertisement inspection team is on 24/7 shifts to inspect the content of advertisements through various channels such as designated advertisement review public account and email box. In the event that an advertisement is found to contain harmful or illegal content, we will immediately delete such advertisement or freeze the publisher ‘s account. We have developed a system to monitor the landing page of advertisements to further detect and curb illegal marketing practices.

We have taken various measures in order to comply with PRC laws and regulations governing anti-monopoly and competitions. Based on the requirements under Anti-Monopoly Law, Anti-Monopoly Guidelines for the Internet Platform Economy Sector, Anti-Monopoly Compliance Guideline for Operators and other relevant rules and regulations, we have established a comprehensive system to internally review our investment and acquisitions, so as to assess their implications under PRC anti-monopoly laws and regulations and the necessity to make filings with any competent PRC regulatory authorities. This system includes detailed procedures, methods, preparation and record keeping requirements, supervision policies and penalties in relation to the internal review and assessment. We have also established a special task force to oversee our applications for investment and acquisitions under this internal review system, and to support and assist the subsidiaries within our group for the review and assessment over their investment and acquisitions.

Data and technology system risk management

Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We dedicate significant resources to developing and implementing programs designed to protect user privacy, promote a safe environment and ensure the security of user data.

We require our users to accept terms of services under which they agree to provide certain personal information to us, to have established information security systems protect user privacy and to have such information filed with the MIIT or its local branch as required.

We have taken various steps in order to comply with applicable data security and data protection requirements. Specifically, we collect personal information and data from users only with their prior consent and make reasonable efforts to prevent the unauthorized use of user data. We update our user privacy policy, Weibo Personal Information Protection Policy, on a regular basis in order to reflect any new data protection rules and policies. In our policy, we have clearly set forth how we will collect, protect and store personal information that is being collected. For instance, we will collect a user ‘s profile name, email address and phone number when this user registers an

BUSINESS

account on our platform. When a user logs into our platform through a third party platform, we will collect his or her profile picture, profile name and location, the purposes of which is mainly to complete real-name identification on our platform.

In addition, we have implemented enhanced data security measures and technologies, adopted a data classification and grading system which offers various levels of data protection, strictly limited internal access to user data on a need-to-know basis, and encrypted and desensitized user data whenever necessary. We have also appointed a team of dedicated data protection professionals who are responsible for designing and monitoring data security management and emergency response. Data access attempts by any third party are subject to our formal evaluation and approval procedure based on the necessity and scope of the access attempts and appropriate consent from users. We typically provide third parties with anonymized and de- identified personal information and require such third parties to undertake equivalent data protection measures.

Although we and our PRC legal advisor, TransAsia Lawyers, believe that we have effective measures in place to ensure compliance with applicable PRC laws and regulations relating to privacy and data collection in all material respects, there are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations since data security laws and regulations are relatively new. As such, we cannot assure you that our privacy and data protection measures are, and will be, always considered sufficient under applicable laws and regulations. Weibo may need to adjust its business to comply with data security requirements from time to time. Weibo has made significant efforts to comply with existing laws and regulations. Weibo will maintain active communication with the regulatory authorities and will rectify any problems as soon as possible, if any.

Human resources risk management

We provide regular and specialized training tailored to the needs of our employees in different departments and compliance policies. We regularly organize internal training sessions conducted by senior employees or outside consultants. We have in place a code of business conduct and ethics approved by our board of directors which is distributed to all our employees. We have in place an anti-bribery and corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our staff to report any bribery and corruption acts. Any reported incidents and personnel will be investigated and appropriate measures will be taken.

Investment risk management

We invest in or acquire businesses that are complementary to our business, such as businesses that can expand our content and service offerings. In order to control the risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.

Our investment department is responsible for reviewing investment proposals made by relevant business units. Our finance and legal departments cooperate with the deal team on deal analysis, communication, execution, risk control and reporting. After investing in a company, our investment department monitors the deal performance on a regular basis.

Audit committee oversight

We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

Our audit committee consists of Mr. P Christopher Lu and Mr. Pehong Chen, both of whom are independent non-executive directors. Mr. Lu is the chairman of our audit committee. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management.”

BUSINESS

PROPERTIES

Our headquarters and our principal product development facilities are located in Beijing. As of June 30, 2021, we have leased approximately 25,000 square meters of office space mainly in Beijing, Shanghai and Tianjin.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2018, 2019, and 2020, the six months ended June 30, 2020 and 2021, and as of December 31, 2018, 2019, and 2020 and June 30, 2021, including certain new disclosures made in connection with the Listing.

TAXATION

According to the relevant PRC laws and regulations, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The PRC State Taxation Administration announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020.

Our PRC subsidiaries, VIEs and VIEs’ subsidiaries are also subject to value-added tax, or VAT, and related surcharges at a combined rate of 6.7%. Our advertising and marketing revenues are also subject to cultural business construction fees at a rate of 3%, which has been reduced to 1.5% since July 1, 2019, valid until December 31, 2024. The cultural business construction fees were exempted for the fiscal years of 2020 and 2021 as part of the measures taken by the government to ease the negative impact from the COVID-19 pandemic. As a result, we were exempt from payment of cultural business construction fees of US$24.6 million in 2020 and US$11.5 million in the six months ended June 30, 2021.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods presented. The results of operations in any period are not necessarily indicative of our future trends.

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2018(1)	2019(1)	2020(1)	2020(1)	2021(1)
				(Unaudited)
	(In US$ thousands, except for per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Advertising and marketing revenues:
Third parties	1,172,136	1,202,437	1,202,712	497,855	728,818
Alibaba(2)	117,696	97,772	188,597	72,542	109,918
SINA	79,148	112,974	48,353	27,624	30,931
Other related parties	130,200	117,028	46,493	17,985	22,682
Subtotal	1,499,180	1,530,211	1,486,155	616,006	892,349
Value-added services revenues	219,338	236,703	203,776	94,776	141,013
Total revenues	1,718,518	1,766,914	1,689,931	710,782	1,033,362
Costs and expenses:
Cost of revenues(3)	277,648	328,826	302,180	137,694	172,318
Sales and marketing(3)	527,424	465,339	455,619	211,220	298,368
Product development(3)	249,873	284,444	324,110	150,370	197,985
General and administrative(3)(4)	43,755	90,721	101,224	47,298	62,850
Goodwill and acquired intangibles impairment	10,554	—	—	—	—
Total costs and expenses	1,109,254	1,169,330	1,183,133	546,582	731,521
Income from operations	609,264	597,584	506,798	164,200	301,841
Income (loss) from equity method investments	57	(13,198)	10,434	3,388	13,605
Realized gain (loss) from investments	(287)	612	2,153	844	1,106

FINANCIAL INFORMATION

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2018(1)	2019(1)	2020(1)	2020(1)	2021(1)
				(Unaudited)
	(In US$ thousands, except for per share and per ADS data)
Fair value changes through earnings on investments, net(5)	40,074	207,438	35,115	117,517	(69,495)
Investment related impairment(6)	(24,074)	(249,935)	(211,985)	(3,920)	(66,625)
Interest income	57,970	85,386	85,829	45,609	40,068
Interest expense	(15,390)	(29,896)	(57,428)	(22,363)	(35,503)
Other income, net	1,228	4,406	4,997	1,356	6,808
Income before income tax expenses	668,842	602,397	375,913	306,631	191,805
Less: Provision of income taxes	96,222	109,564	61,316	56,627	61,855
Net income	572,620	492,833	314,597	250,004	129,950
Less: Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	797	(1,842)	1,233	(520)	(898)
Net income attributable to Weibo’s shareholders	571,823	494,675	313,364	250,524	130,848
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	223,751	225,452	226,921	226,535	227,936
Diluted	232,683	226,412	227,637	227,129	229,429
Income per ordinary share:
Basic	2.56	2.19	1.38	1.11	0.57
Diluted	2.52	2.18	1.38	1.10	0.57
Income per ADS(7):
Basic	2.56	2.19	1.38	1.11	0.57
Diluted	2.52	2.18	1.38	1.10	0.57

(1)	On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605. Topic 606 requires the presentation of VAT recognized in revenues from “gross” to “net,” which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions.
(2)	We recorded US$117.7 million, US$97.8 million and US$152.0 million in advertising and marketing revenues from Alibaba during 2018, 2019 and 2020, respectively. We also recorded US$63.3 million and US$73.3 million in advertising and marketing revenues from Alibaba for the six months ended June 30, 2020 and 2021, respectively. Moreover, one of Alibaba’s subsidiaries engaged in the business of advertising agency and contributed another US$36.6 million to our total revenues in 2020, and US$9.2 million and US$36.7 million to our total revenues for the six months ended June 30, 2020 and 2021, respectively.

FINANCIAL INFORMATION

(3)	Stock-based compensation was allocated in costs and expenses as follows:

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands)
Cost of revenues	3,522	5,251	5,384	2,502	3,240
Sales and marketing	6,837	9,828	9,983	4,263	5,549
Product development	21,187	28,628	33,093	14,452	18,213
General and administrative	9,465	17,582	18,645	8,971	9,219
Total	41,011	61,289	67,105	30,188	36,221

(4)	We adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” in the fiscal year of 2020. The guidance requires the measurement and recognition of expected credit losses for financial assets held at amortized cost that an entity does not expect to collect over the asset’s contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions.
(5)	We adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of the new accounting update, we measure investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, we elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.
(6)	Investment related impairment includes impairment charges to equity investments, investment prepayments, and loans to and interest receivable from related parties.
(7)	Each ADS represents one Class A ordinary share.

Revenues

We generate revenues primarily from advertising and marketing services, including social display advertisements and promoted marketing. We also generate revenues from value-added services, mainly including VIP membership, live streaming, and game-related services. Other value-added services revenues mainly include the revenues from the provision of traffic acquisition services to various customers.

The following table sets forth the breakdown of our value-added services revenue by nature for the periods presented:

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands)
VIP Membership	98,243	108,124	123,897	59,127	65,488
Live streaming	28,003	76,660	39,299	20,888	9,892
Game-related services	27,303	4,406	12,577	746	52,546
Others	65,789	47,513	28,003	14,015	13,087
Total value-added servicesrevenues	219,338	236,703	203,776	94,776	141,013

FINANCIAL INFORMATION

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020 Net Revenues

Our total net revenues increased by 45% from US$710.8 million in the six months ended June 30, 2020 to US$1,033.4 million in the six months ended June 30, 2021.

●	Advertising and Marketing Revenues. Advertising and marketing revenues increased by 45% from US$616.0 million in the six months ended June 30, 2020 to US$892.3 million in the six months ended June 30, 2021. Revenues from advertising customers (excluding Alibaba) increased by 48% from US$552.7 million in the six months ended June 30, 2020 to US$819.1 million in the six months ended June 30, 2021, primarily attributable to a broad-based increase in advertising demand and strong sales execution. Revenues generated from Alibaba as an advertiser increased by 16% from US$63.3 million in the six months ended June 30, 2020 to US$73.3 million in the six months ended June 30, 2021. The advertising spending from Alibaba highly correlates to its own business operation, especially its marketing strategies, which fluctuates from time to time.
●	Value-added Services Revenues. Value-added services revenues increased by 49% from US$94.8 million in the six months ended June 30, 2020 to US$141.0 million in the six months ended June 30, 2021, primarily attributable to the increase of game-related revenues from US$0.7 million for the six months ended June 30, 2020 to US$52.5 million for the six months ended June 30, 2021, contributed by the interactive entertainment company acquired in the fourth quarter of 2020 and incremental revenues from online game services, partially offset by the decrease in the revenues from live streaming business from US$20.9 million to US$9.9 million as a result of the intense market competitions.

Costs and Expenses

Our costs and expenses increased by 34% from US$546.6 million in the six months ended June 30, 2020 to US$731.5 million in the six months ended June 30, 2021, primarily due to higher marketing expense and personnel-related cost.

●	Cost of Revenues. Cost of revenues increased by 25% from US$137.7 million in the six months ended June 30, 2020 to US$172.3 million in the six months ended June 30, 2021. The increase was primarily due to an increase of US$13.2 million in labor cost, an increase of US$9.2 million in advertisement production cost, an increase of US$6.1 million in revenue share cost, and an increase of US$5.6 million in turnover taxes.
●	Sales and Marketing. Sales and marketing expenses increased by 41% from US$211.2 million in the six months ended June 30, 2020 to US$298.4 million in the six months ended June 30, 2021. The increase was primarily due to an increase of US$62.9 million in marketing spend and promotional activities as we enhanced our marketing efforts after the COVID-19 became gradually contained in China, and an increase of US$21.5 million in personnel-related expenses primarily due to an increase in our sales and marketing staff headcount.
●	Product Development. Product development expenses increased by 32% from US$150.4 million in the six months ended June 30, 2020 to US$198.0 million in the six months ended June 30, 2021. The increase was primarily due to an increase of US$29.7 million in personnel-related expenses and an increase of US$3.8 million in stock-based compensation as we increased our research and development staff headcount, and an increase of US$8.3 million in amortization of intangible assets mostly attributable to the acquisitions of JM Tech and the developer of Wuta beauty camera app.
●	General and Administrative. General and administrative expenses increased by 33% from US$47.3 million in the six months ended June 30, 2020 to US$62.9 million in the six months ended June 30, 2021. The increase was primarily due to the increase of US$24.0 million in personnel-related expenses mainly driven by an increase in general and administrative staff headcount, and an increase of US$3.1 million in professional services fees. The increase was partially offset by a decrease of US$14.8 million in provision of allowance for credit losses as the outbreak of COVID-19 in 2020 adversely impacted the collection of our accounts receivable.

FINANCIAL INFORMATION

Interest Income and Interest Expense

Compared to the interest expense for the six months ended June 30, 2020, the increase in interest expense for the six months ended June 30, 2021 was due to the 2030 Notes issued in July 2020.

Provision of Income Taxes

The following table sets forth the current and deferred portion of income tax expense of the Company and the effective tax rate for China operations:

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands, except percentage)
Income before income tax expenses	668,842	602,397	375,913	306,631	191,805
Less: Income (loss) from non-China operations	(43,266)	(106,256)	(57,031)	79,717	(163,411)
Income from China operations	712,108	708,653	432,944	226,914	355,216
Income tax expenses applicable to China operations	96,222	88,091	58,464	43,331	66,130
Income tax expenses (benefits) applicable to non-China operations	—	21,473	2,852	13,296	(4,275)
Total income tax expenses	96,222	109,564	61,316	56,627	61,855
Effective tax rate for China operations	13.5%	12.4%	13.5%	19.1%	18.6%

Income tax expenses were US$61.9 million in the six months ended June  30, 2021, compared to US$56.6 million in the six months ended June 30, 2020. The increase in income tax expenses primarily resulted from the profit growth from China operations for the six months ended June 30, 2021, partially offset by decrease of deferred taxes charges related to fair value change of investments from non-China operations.

We recorded income taxes of US$96.2 million, US$109.6 million and US$61.3 million in 2018, 2019 and 2020, respectively, including a US$2.9 million deferred tax charge from the fair value change of investments by our non-China operations in 2020. The provision for income taxes for China operations differs from the amounts computed by applying the statutory enterprise income tax rate mostly due to the preferential tax treatment that Weibo Technology enjoyed as a qualified “software enterprise” or “high and new technology enterprise” during the periods presented, as well as the preferential tax treatment of “key software enterprise” status of 2017 to 2019 benefited by the WFOE one year in arrears during the three-year period ended December 31, 2020. Weibo Technology was entitled to a tax reduction of US$77.2 million, US$83.2  million  and US$55.1 million for 2018, 2019 and 2020, respectively. The WFOE further recognized preferential tax treatment of “key software enterprice” status and tax benefit of research and development super deduction of US$11.7 million for 2017 in 2018, US$21.5 million for 2018 in 2019, and US$26.6 million for 2019 in 2020.

Income (loss) from non-China operations mainly included stock-based compensation, fair value changes through earnings on investments and investment related impairment recorded by our non-China subsidiaries. We recorded fair value change gain of US$210.2 million in 2019, which was mainly generated by Beijing Showworld Technology Co., Ltd., one of our investees, who completed its listing on Shanghai Stock Exchange through an equity reconstruction with a then-listed company at the end of 2019. We recorded investment related impairment of US$233.9 million in 2019 mainly due to the partial write off of US$214.7 million to the carrying value of Yixia Tech Co., Ltd.

FINANCIAL INFORMATION

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands)
Net cash provided by operating activities	488,007	631,653	741,646	185,264	338,357
Net cash used in investing activities	(254,032)	(1,201,358)	(1,214,315)	(154,782)	(162,508)
Net cash provided by (used in) financing activities	(1,415)	791,869	741,963	1,625	226
Effect of exchange rate changes on cash and cash equivalents	1,083	(3,775)	92,565	(12,841)	14,187
Net increase in cash and cash equivalents	233,643	218,389	361,859	19,266	190,262
Cash and cash equivalents at the beginning of the year/period	1,000,953	1,234,596	1,452,985	1,452,985	1,814,844
Cash and cash equivalents at the end of the year/period	1,234,596	1,452,985	1,814,844	1,472,251	2,005,106

As of December 31, 2018, 2019, 2020 and June 30, 2021, our total cash, cash equivalents and short-term investments were US$1,825.9 million, US$2,404.2 million, US$3,496.9 million and US$2,935.9 million, respectively. Our principal sources of liquidity have been net proceeds from cash from operations and issuance of unsecured senior notes.

The decrease in our cash, cash equivalents and short-term investments as of June 30, 2021 compared to that of December 31, 2020 was primarily due to cash paid to investments of US$960.4 million, loan to SINA of US$310.9 million, and prepayment for purchase of SINA Plaza of US$132.5 million, partially offset by US$338.4 million in cash provided by operating activities, proceeds from the disposal of and refund from investments of US$168.3 million and repayment of loan by SINA of US$388.4 million. As of June 30, 2021, our consolidated entities within China held US$1,466.0 million of cash, cash equivalents and short-term investments, including US$340.2 million held by our VIEs and the subsidiaries of VIEs. The remaining cash and short-term investments balance of US$1,469.9 million was held by our entities outside China.

Our accounts receivable primarily include amounts due in one year or less from advertising customers. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period, were 56 days in 2018, 81 days in 2019, 97 days in 2020, and 98 days for the six months ended June 30, 2021. As of August 31, 2021, US$116.1 million, or 17%, of the total accounts receivable as of June 30, 2021 had been settled.

Operating Activities

Net cash provided by operating activities amounted to US$338.4 million for the six months ended June 30, 2021, which consists of our net income of US$130.0 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily include a net loss of US$69.5 million in fair value changes through earnings on investments, a non-cash investment related impairment of US$66.6 million, a charge of US$36.2 million in stock-based compensation, and a charge of US$26.0 million in depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities include an increase of US$164.6 million in accrued and other liabilities, partially offset by an increase of US$162.5 million in accounts receivable due from third parties, an increase of US$16.7 million in amount due from SINA, and a decrease of US$14.7 million in income tax payable.

FINANCIAL INFORMATION

Net cash provided by operating activities amounted to US$185.3 million for the six months ended June 30, 2020, which consisted of our net income of US$250.0 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily include a charge of US$30.2 million stock-based compensation, a charge of US$25.2 million of provision of allowance for credit losses, a charge of US$13.7 million depreciation and amortization, and a charge of US$12.7 million deferred income taxes, partially offset by a net gain of US$117.5 million fair value changes through earnings on investments. The principal items accounting for the changes in operating assets and liabilities include an increase of US$51.1 million in deferred revenues and a decrease of US$33.7 million in accounts receivable due from other related parties, partially offset by an increase of US$23.9 million in prepaid and other current assets, a decrease of US$22.5 million in income tax payable, a decrease of US$21.0 million in accrued and other liabilities, a decrease of US$20.3 million in accounts payable, and an increase of US$16.3 million in accounts receivable due from Alibaba.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was US$162.5 million. This was primarily attributable to cash paid on long-term investments of US$960.4 million, purchases of bank time deposits and wealth management products of US$501.9 million, prepayment for purchase of SINA Plaza of US$132.5 million, net cash paid for acquisitions of US$51.9 million, partially offset by maturities of bank time deposits and wealth management products of US$1,253.8 million, proceeds from the disposal and refund of prepayment on long-term investments of US$168.3 million, and net repayment of loan by SINA of US$77.4 million.

Net cash used in investing activities for the six months ended June 30, 2020 was US$154.8 million. This was primarily attributable to purchases of short-term investments of US$793.8 million, cash paid on long-term investments of US$257.5 million, net loan to SINA of US$41.5 million and purchase of property and equipment of US$15.8 million, partially offset by maturity of short-term investments of US$891.6 million and proceeds from the disposal and refund of long-term investments of US$62.1 million.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021 was US$0.2 million, which consisted of proceeds from the exercise of employee stock options.

Net cash provided by financing activities for the six months ended June 30, 2020 was US$1.6 million, which mainly consisted of proceeds from the sale of a subsidiary’s equity interest to a non-controlling shareholder.

CAPITAL EXPENDITURES

Our capital expenditures primarily consist of purchases of servers, computers, and other office equipment. Our capital expenditures were US$28.4 million in 2018, US$21.7 million in 2019, US$34.8 million in 2020 and US$15.5 million for the six months ended June 30, 2021. We will continue to make capital expenditures to meet the expected growth of our business and we intend to fund these purchases in the future with existing cash balance.

FINANCIAL INFORMATION

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of presentation and use of estimates

Short-term Investments

The following table sets forth a breakdown of our short-term investments as of the dates indicated:

				As of
	As of December 31,			June 30,
	2018	2019	2020	2021

	(in US$ thousands)
Bank time deposits	591,269	951,235	1,515,880	750,467
Wealth management products	—	—	166,168	180,355
Total short-term investments	591,269	951,235	1,682,048	930,822

Short-term investments represent bank time deposits and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. Their original maturities are of greater than three months but less than one year. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, we elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

Interest income was US$58.0 million, US$85.4 million, US$85.8 million, US$45.6 million and US$40.1 million for the years ended December 31, 2018, 2019, 2020 and six months ended June 30, 2020 and 2021, respectively.

Long-Term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in our long-term investments:

\	Cost		Available-for-Sale
	Method/Equity		Securities/Equity
	Securities		Securities
	Without Readily		With Readily
	Determinable		Determinable
	Fair Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Balance at December 31, 2017	420,356	27,702	4,279	452,337
Investments made/transferred from prepayments	134,797	97,337	—	232,134
Income (loss) from equity method investments	—	57	—	57
Dividend received from equity method investments	—	(657)	—	(657)
Disposal of investments	—	(1,623)	—	(1,623)
Impairment on investments	(23,557)	—	—	(23,557)
Fair value change through earnings (including adjustment of subsequent price changes)	42,877	—	(2,803)	40,074
Currency translation adjustment	(3,854)	(325)	—	(4,179)
Balance at December 31, 2018	570,619	122,491	1,476	694,586

FINANCIAL INFORMATION

	Cost		Available-for-Sale
	Method/Equity		Securities/Equity
	Securities		Securities
	Without Readily		With Readily
	Determinable		Determinable
	Fair Values	Equity Method	Fair Values	Total

	(In US$ thousands)
Investments made/transferred from prepayments	268,734	91,869	15,017	375,620
Income (loss) from equity method investments	—	(13,198)	—	(13,198)
Dividend received from equity method investments	—	(932)	—	(932)
Disposal of investments	(1,724)	(165)	—	(1,889)
Reclassification of equity investment without readily determinable fair values to those with readily determinable fair values	(81,385)	—	81,385	—
Impairment on investments	(230,859)	—	—	(230,859)
Fair value change through earnings (including adjustment of subsequent price changes)	35,838	—	171,600	207,438
Currency translation adjustment	(2,621)	(686)	—	(3,307)
Balance at December 31, 2019	558,602	199,379	269,478	1,027,459
Investments made/transferred from prepayments	134,925	92,925	30,500	258,350
Income (loss) from equity method investments	—	10,434	—	10,434
Dividend received from equity method investments	—	(320)	—	(320)
Disposal of investments	(2,067)	—	(48,334)	(50,401)
Impairment on investments	(126,820)	—	—	(126,820)
Fair value change through earnings (including adjustment of subsequent price changes)	(2,462)	—	37,577	35,115
Currency translation adjustment	16,906	8,743	—	25,649
Balance at December 31, 2020	579,084	311,161	289,221	1,179,466
Investments made/transfers from prepayments	47,957	103,932	—	151,889
Income (loss) from equity method investments	—	13,605	—	13,605
Dividend received from equity method investments	—	(2,880)	—	(2,880)
Disposal of investments	(16,883)	—	(4,946)	(21,829)
Changes from measurement alternative to consolidation	(66,415)	—	—	(66,415)
Impairment on investments	(66,625)	—	—	(66,625)
Fair value change through earnings (including adjustment of subsequent price changes)	(26,810)	—	(42,685)	(69,495)
Currency translation adjustment	3,150	2,392	—	5,542
Balance at June 30, 2021	453,458	428,210	241,590	1,123,258

•	Equity investments accounted for using the measurement alternative

For investments without readily determinable fair values, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. Our investments made during 2018, 2019, 2020 and the six months ended June 30, 2021 mainly included an investment of US$72.7 million in an investee in e-commerce business and an investment of US$21.8 million in a company engaged in creating and providing unique online cartoon content in 2018, a follow-on investment of US$100.0 million in Yixia Tech in 2019, an investment of US$46.8 million in a financing guarantee company and an investment of US$30.6 million in a commercial search business in 2020, as well as a further investment of US$39.5 million in a leading mobile photo and video application in China.

FINANCIAL INFORMATION

●	Equity investments accounted for using equity method

Investments in entities in which we can exercise significant influence and hold an investment in voting common shares or in-substance common shares (or both) of the investee but in which we do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment — Equity Method and Joint Ventures. Our investments made during 2018, 2019, 2020 and the six months ended June 30, 2021 mainly included US$93.0 million investments in two funds in 2018, a US$57.4 million investment in a company providing consumer finance services in 2019, several investment funds in 2020 and an additional investment of US$60.0 million in an investment fund for  the  six months ended June 30, 2021.

●	Equity securities with readily determinable fair value

The marketable equity securities were reclassified as investments with readily determinable fair values under ASU 2016-01. Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. We classify the valuation techniques that use these inputs as Level 1 of fair value measurements. In December 2019, one of the Group’s investees, Beijing Showworld Technology Co., Ltd., a company providing social and new media marketing services, completed its listing on Shanghai Stock Exchange through an equity reconstruction with a then-listed company. Before Showworld’s IPO, the Group accounted for the investment under equity securities without readily determinable fair values and then reclassified it to investments with readily determinable fair values the moment it went public. The Group recorded US$2.8 million fair value change loss, US$171.6 million fair value change gain, US$37.6 million fair value change gain, US$120.3 million fair value change loss and US$42.7 million fair value change loss, which was unrealized, for the years ended December 31, 2018, 2019, 2020 and six months ended June 30, 2020 and 2021, respectively.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. At each reporting date, we make a qualitative assessment of whether the investment is impaired, applying judgement in considering various factors and events. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. We recognized US$23.6 million, US$230.9 million, US$126.8 million, US$2.5 million and US$66.6 million impairment charges to investments without readily determinable fair values for the years ended December 31, 2018, 2019, 2020 and six months ended June 30, 2020 and 2021 respectively.

Our main investment strategy is to expand and strengthen our ecosystem to further diversify our monetization channels. Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships.

Our major investments during 2018, 2019, 2020 and the six months ended June 30, 2021 included Beijing Showworld Technology Co., Ltd., providing social and new-media marketing services, Xiaoju Kuaizhi Inc., a mobile transport platform that operates Didi, Yixia Tech Co., Ltd., a developer of mobile video apps, Shanghai Benqu Network Technology Co., Ltd, a developer of Wuta beauty camera app, and other investees that complement our ecosystem.

The following table sets forth a breakdown of our long-term investments by the type of companies and partnerships as of the dates indicated.

				As of
	As of December 31,			June 30,
	2018	2019	2020	2021

	(in US$ thousands)
Publicly traded companies	1,476	269,478	289,221	241,590
Privately held companies	574,846	621,195	647,798	530,108
Limited Partnerships	118,264	136,786	242,447	351,560
Total	694,586	1,027,459	1,179,466	1,123,258

FINANCIAL INFORMATION

We are exposed to risks associated with our long-term investments. We periodically review our investments in publicly traded companies, privately held companies, and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2021:

	Payment Due by Period
		Less than
	Total	1 year	1‑3 years	3‑5 years	More than 5 years

	(in US$ thousands)
Operating Lease Obligations	12,800	6,020	3,632	2,855	293
Purchase Obligations	591,545	561,167	28,263	2,093	22
2022 Notes	916,867	11,250	905,617	—	—
2024 Notes	898,000	28,000	56,000	814,000	—
2030 Notes	990,469	25,313	50,625	50,625	863,906
Total	2,805,336	64,563	1,012,242	864,625	863,906

Operating lease obligations consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was US$11.2 million, US$11.5 million, US$12.5 million, US$6.0 million and US$7.9 million for the years ended December 31, 2018, 2019, 2020 and six months ended June 30, 2020 and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

Purchase obligations primarily consist of minimum commitments for marketing activities and internet connection.

2022 Notes represents our future maximum commitment relating to the principal amount and interests in connection with the issuance of US$900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022.

2024 Notes represents our future maximum commitment relating to the principal amount and interests in connection with the issuance of US$800 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024.

2030 Notes represents future maximum commitment relating to the principal amount and interests in connection with the issuance of US$750 million in aggregate principal amount of senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

As of September 30, 2021 and the date hereof, save as disclosed in this subsection, we did not have significant contingent liabilities.

As of September 30, 2021, save as disclosed in this section, we did not have any bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2021.

FINANCIAL INFORMATION

WORKING CAPITAL

We recorded net current assets of US$1,839.3 million, US$2,835.3 million, US$3,876.2 million, US$3,560.4 million, and US$3,668.2 million (unaudited), respectively, as of December 31, 2018, 2019, 2020 and June 30, 2021 and September 30, 2021. As of September 30, 2021, we recorded total current assets of US$4,850.5 million (unaudited) and total current liabilities of US$1,162.3 million (unaudited).

In addition, as of September 30, 2021, we had cash and cash equivalents of US$1,828.7 million (unaudited). The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,			As of June 30,
	2018	2019	2020	2021

	(in US$ thousands)
Current assets
Cash and cash equivalents	1,234,596	1,452,985	1,814,844	2,005,106
Short-term investments	591,269	951,235	1,682,048	930,822
Accounts receivable due from third parties, net of allowances of US$11,799, US$36,594, US$29,061 and US$35,880 as of December 31, 2018, 2019 and 2020 and June 30, 2021, respectively	190,036	262,158	314,159	467,246
Accounts receivable due from Alibaba, net of allowances of nil, nil, nil and nil as of December 31, 2018, 2019 and 2020 and June 30, 2021, respectively	48,222	60,392	135,321	122,991
Accounts receivable due from other related parties, net of allowances of US$630, nil, US$6,095 and nil as of December 31, 2018, 2019 and 2020 and June 30, 2021,respectively	130,835	99,675	42,530	40,972
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of US$43,695, US$301,526, US$158,622 and US$336,558 as of December 31, 2018, 2019 and 2020 and June 30, 2021, respectively)	168,821	424,905	296,757	587,293
Amount due from SINA(1)	105,319	384,828	548,900	498,618
Total current assets Current liabilities	2,469,098	3,636,178	4,834,559	4,653,048
Accounts payable	123,730	126,247	149,509	159,497
Accrued and other liabilities	317,437	460,872	556,753	692,390
Operating lease liability, short-term	—	4,708	5,580	5,594
Income taxes payable	88,683	100,245	102,844	89,100
Deferred revenues	99,994	108,783	143,684	146,085
Total current liabilities	629,844	800,855	958,370	1,092,666
Net current assets	1,839,254	2,835,323	3,876,189	3,560,382

Note:

(1)	Included short-term loans to and interest receivable from SINA of US$43.6 million, US$236.6 million, US$547.9 million and US$480.7 million as of December 31, 2018, 2019 and 2020 and June 30, 2021, respectively. For a detailed description of our transactions with SINA, see “Related Party Transactions — Transactions with SINA.”

Our total assets increased from US$3,274.7 million as of December 31, 2018 to US$4,804.2 million as of December 31, 2019, further to US$6,335.1 million as of December 31, 2020, to US$6,702.7 million as of June 30, 2021 and to US$6,998.0 million (unaudited) as of September 30, 2021. The significant increase in our total assets as of September 30, 2021 was largely due to (i) an increase in our current assets mainly resulted from the increase in our cash and cash equivalents that were primarily attributable to our operating activities and financing activities, and (ii) an increase in our non-current assets primarily attributable to the increase in our long-term investments.

FINANCIAL INFORMATION

Our total liabilities increased from US$1,526.5 million as of December 31, 2018 to US$2,522.4 million as of December 31, 2019, further to US$3,448.8 million as of December 31, 2020, to US$3,595.1 million as of June 30, 2021 and to US$3,667.6 million (unaudited ) as of September 30, 2021. The significant increase in our total liabilities as of September 30, 2021 was largely due to (i) an increase in our non-current liabilities primarily attributable to increases in our unsecured senior notes, and (ii) an increase in our current liabilities mainly attributable to increases in our accrued expenses and other liabilities.

For a detailed discussion on our cash position, being the balance sheet item that has material impact on our liquidity, as well as material changes in the various working capital items, see “— Liquidity and Capital Resources.”

Taking into account cash and cash equivalents on hand, our operating cash flows, and the estimated net proceeds available to us from the Global Offering, our Directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

INDEBTEDNESS

The following table sets forth our indebtedness as of the dates indicated.

				As of	As of
	As of December 31,			June 30,	September 30,
	2018	2019	2020	2021	2021
					(Unaudited)
	(In US$ thousands)
Current:
Operating lease liability, short-term	—	4,708	5,580	5,594	4,405
Sub-total	—	4,708	5,580	5,594	4,405
Non-current:
Operating lease liability, long-term	—	5,289	1,505	6,154	5,831
Convertible debt	884,123	888,266	892,399	894,470	895,505
Unsecured senior notes	—	793,985	1,536,112	1,537,264	1,537,840
Sub-total	884,123	1,687,540	2,430,016	2,437,888	2,439,176
Total	884,123	1,692,248	2,435,596	2,443,482	2,443,581

Except as demonstrated in the table above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of September 30, 2021.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2020 Form 20-F.

BIOGRAPHIES

Our directors

Charles Guowei Chao has served as our Chairman of the board of directors since our inception. He has served as the Chairman of the board of directors of our parent, SINA, since August 2012, and has been SINA’s Chief Executive Officer since May 2006. He served as SINA’s President from September 2005 to February 2013, Chief Financial Officer from February 2001 to May 2006, Co-Chief Operating Officer from July 2004 to September 2005. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP. Prior to that, Mr. Chao was a news correspondent at Shanghai Media Group. Mr. Chao is currently a director of Leju Holdings Ltd., a New York Stock Exchange-listed company (NYSE: LEJU) providing online- to-offline (O2O) real estate services in China, a director of NetDragon Websoft Inc., an Hong Kong Stock Exchange-listed company (HKEX: 0777) providing technology for online gaming, and a director of TuSimple Holdings Inc., a Nasdaq-listed autonomous technology company (Nasdaq: TSP). Mr. Chao holds a B.A. in Journalism from Fudan University in Shanghai, China, master of art from the University of Oklahoma and a Master of Professional Accounting degree from the University of Texas at Austin.

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating officer from February 2008 to February 2013. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in Business Administration from Lincoln University.

Daniel Yong Zhang has served as our director since May 2014. Mr. Zhang has been the Chairman of Alibaba Group Holding Limited, a leading digital platform company listed on the New York Stock Exchange (NYSE: BABA) and the Hong Kong Stock Exchange (HKEX: 9988), since September 2019, and has served as Alibaba’s Chief Executive Officer since May 2015. After joining Alibaba in August 2007, Mr. Zhang served multiple senior management roles within the group. He has served as Director since September 2014, as Chief Operating Officer from September 2013 to May 2015, and as President of Tmall.com from June 2011 to September 2013, and as Chief Financial Officer of Taobao Marketplace from August 2007 to June 2011 while concurrently served as General Manager of Tmall.com starting in August 2008 to June 2011. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer and financial controller of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Mr. Zhang is a director of Didi Global Inc., a company listed on the New York Stock Exchange (NYSE: DIDI) since April 2018. Mr. Zhang was a director of Sun Art Retail Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (HKEX: 6808), from January 2018 to December 2020, and served as chairman until October 2020. He is a member of the WEF International Business Council and the Co-Chair of the Board and Co-Chair of the China board of Consumer Goods Forum. Mr. Zhang received a bachelor ‘s degree in finance from Shanghai University of Finance and Economics.

DIRECTORS AND SENIOR MANAGEMENT

Pochin Christopher Lu has served as our independent director since August 2020. Mr. Lu has served as the Executive Director at Foxconn Interconnect Technology Ltd, a company listed on the Hong Kong Stock Exchange (HKEX: 6088) and global leader in the supply of precision components, since March 16, 2015. Mr. Lu is also the Global Cooperating Officer and Chief Financial Officer of Foxconn Interconnect Technology Ltd. From January 1981 to December 2014, Mr. Lu served multiple executive positions at Deloitte Touche Tohmatsu Limited, including the Chief Executive Officer of Deloitte China and a member of the Deloitte Touche Tohmatsu Limited Global Executive Committee. Mr. Lu was also an independent director at Greenland Holdings Corp., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600606) operating real estate business until November 2021, and is an independent non-executive director at Honma Golf Limited, a Hong Kong Stock Exchange-listed company (HKEX: 6858) that manufactures and distributes golf products. He is a member of the American Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Mr. Lu obtained a Bachelor of Science degree in accounting and a master of accounting science degree from the University of Illinois at Urbana-Champaign, USA, in 1980 and 1981, respectively.

Pehong Chen (formerly known as Pee-Hong Chen) has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. Dr. Pehong Chen is Founder and Chairman of BroadVision Group, a global holding company that incubates and invests in cloud, AI, fintech, medtech, biotech, healthtech, and other innovative technologies and digital transformation initiatives. Previously, he was Founder, President, and CEO of BroadVision, Inc. (Nasdaq: BVSN; acquired by Aurea Software in 2020) from 1993-2020 and of Gain Technology, Inc. (acquired by Sybase in 1992) from 1988-1992. Mr. Chen received a B.S. in engineering from National Taiwan University, a master of science degree from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Gaofei Wang has served as our Chief  Executive Officer since February 2014 and our director since  August 2020. Since our inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to General Manager in December 2012. Mr. Wang joined SINA in August 2000 and worked in the product development department until early 2004 when he transferred to the SINA Mobile division. He served as General Manager of SINA Mobile division from November 2006 to November 2012. Mr. Wang is a director of Didi Global Inc., a company listed on the New York Stock Exchange (NYSE: DIDI) since June 2021. Mr. Wang holds a B.S. degree in Computer Science from Peking University and an EMBA degree from Guanghua School of Management of Peking University.

Yan Wang has served as our independent director since May 2021. Previously, he had served as a director of SINA since May 2003, including as SINA’s Vice Chairman of the board and Chairman of the board from May 2006 to August 2012 and as an independent director of SINA from August 2012 to March 2021. Before that, he served as SINA’s Chief Executive Officer from May 2003 to May 2006, its President from June 2001 to May 2003, its General Manager of China operations from September 1999 to May 2001 and as its Executive Deputy General Manager for production and business development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of SINA’s subsidiaries. From April 1996 to April 1999, Mr. Wang served as the Head of SINA’s SRS Internet Group. Mr. Wang has also served as the independent non-executive director, the Chairman of the remuneration committee, the member of the audit committee and the nomination committee of a Hong Kong Stock Exchange-listed company, Viva China Holdings Limited (HKEX: 8032), since July 2017. Mr. Wang holds a B.A. in Law and Master in International Relations from the University of Paris II.

Our senior management (aside from our directors)

Fei Cao has served as our Chief Financial Officer since March 2021. Ms. Cao served as our Vice President, Finance from August 2017 to March 2021. Prior to that, Ms. Cao was a Vice President of SINA from January 2017 to July 2017, overseeing SINA’s finance department. Ms. Cao joined SINA in 2005 and served as the company’s Corporate Controller for more than ten years. Prior to joining SINA, she was an audit manager at the PricewaterhouseCoopers in Beijing. Ms. Cao is currently a director of Tian Ge Interactive Holdings Limited, a Hong Kong Stock Exchange-listed (HKEX: 1980) live social video company in China, and a director of INMYSHOW Digital Technology (Group) Co., Ltd., a Shanghai Stock Exchange-listed company (SSE: 600556) providing social and new media marketing services. Ms. Cao holds a B.S. in engineering and an EMBA degree from Shanghai Jiaotong University. She is a certified public accountant in China and a member of the China Institute of Certified Public Accountants.

DIRECTORS AND SENIOR MANAGEMENT

Wei Wang has served as our Chief Operating Officer since March 2021. Mr. Wang has been in charge of SINA Mobile’s business since January 2019. From January 2016 to December 2018, he served as Chief Information Officer of SINA. Mr. Wang joined SINA in March 2000 and served as the General Manager of Information Systems Department until December 2015. Prior to joining SINA, he worked at PricewaterhouseCoopers, LLP. Mr. Wang holds a B.A. in German from Fudan University.

Zenghui Cao has served as our Senior Vice President, Operation since April 2018. Mr. Cao served as our Chief Editor from October 2017 to March 2018. Mr. Cao joined us in September 2009 and served as Director of Operation from September 2009 to March 2013, General Manager of Operation  from  April  2013  to March 2015, and Vice President of Operation from April 2015 to September 2017. Mr. Cao joined SINA in September 2002 and served as Chief Editor and other roles in SINA  Technology  Channel  from  September 2002 to August 2009. Prior to joining SINA, Mr. Cao worked at Sohu. Mr. Cao holds a. B.S. in Electrical Engineering and Automation from Hebei University of Technology.

The following table summarizes, as of September 30, 2021, the outstanding options and restricted share units that we granted to our directors, executive officers and other grantees in the aggregate under the 2014 share incentive plan:

	Ordinary
	Shares
	Underlying
	Outstanding
	Options and
	Restricted		Exercise Price
Name	Share Units		(US$/Share)	Grant Date	Expiration Date
Charles Chao	—		—	—	—
Hong Du	*	(1)	—	From November 22, 2018 to July 27, 2021	—
Pehong Chen	*	(1)	—	November 22, 2018	—
P Christopher Lu	*	(1)	—	August 13, 2020	—
Gaofei Wang	*	(1)	—	From November 22, 2018 to July 27, 2021	—
Yan Wang	*	(1)	—	May 10, 2021	—
Fei Cao	*	(1)	—	From May 21, 2018 to July 27, 2021	—
Wei Wang	*	(1)	—	From May 21, 2018 to July 27, 2021	—
Zenghui Cao	*	(1)	—	From April 20, 2017 to July 27, 2021	—
	*		US$32.68	August 14, 2020	August 14, 2027
Other grantees	*		US$32.68	August 14, 2020	August 14, 2027
	5,765,921	(1)	—	From November 16, 2016 to July 27, 2021	—
Total	7,281,495

*	Less than one percent of our total outstanding shares.
(1)	Restricted share units.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2020 Form 20-F.

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below is based on 229,091,789 ordinary shares issued and outstanding as of September 30, 2021, comprising of 127,312,831 Class A ordinary shares and 101,778,958 Class B ordinary shares.

	Ordinary Shares		Voting
	Beneficially Owned		Power
	Number	%(1)	%(2)
Directors and Executive Officers:**
Charles Chao	*	*	*
Hong Du	*	*	*
Daniel Yong Zhang	—	—	—
P Christopher Lu	*	*	*
Pehong Chen	*	*	*
Gaofei Wang	*	*	*
Yan Wang	*	*	*
Fei Cao	*	*	*
Wei Wang	*	*	*
Zenghui Cao	*	*	*
All directors and executive officers as a group	2,670,234	1.2%	*
Principal Shareholders:
SINA Corporation(3)	101,778,958	44.4%	70.6%
Ali WB Investment Holding Limited(4)	67,883,086	29.6%	15.7%

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address for Charles Chao and Hong Du is No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road Haidian District, Beijing 100193, People’s Republic of China.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after September 30, 2021, by the sum of (1) 229,091,789 which is the total number of ordinary shares outstanding as of September 30, 2021 and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after September 30, 2021.

MAJOR SHAREHOLDERS

(2)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of September 30, 2021. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(3)	Represents 101,778,958 Class B ordinary shares. SINA Corporation is incorporated in the Cayman Islands. The business address of SINA Corporation is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. On March 22, 2021, New Wave Mergersub Limited (a wholly owned subsidiary of Sina Group Holding Company Limited, formerly known as New Wave Holdings Limited) merged with and into SINA, with SINA continuing as the surviving company. As a result of this merger, SINA became a wholly owned subsidiary of Sina Group Holding Company Limited, which is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a business company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao. [As of the date of this document, New Wave was owned as to 61.2% by Mr. Charles Chao, 30.0% by Mr. Yunli Liu and the remaining shares were held by other senior management members of SINA, including Ms. Hong Du, Mr. Gaofei Wang and Ms. Bonnie Yi Zhang, each of whom held less than 5% of the total share capital of New Wave. All the voting shares in New Wave were held by Mr. Charles Chao, and the rest were all non-voting shares.] Following the completion of the merger, SINA has ceased to be a reporting company under the Exchange Act and its shares have ceased trading on NASDAQ.
(4)	Represents (1) 58,883,086 Class A ordinary shares and (2) 9,000,000 Class A ordinary shares represented by ADSs. Such shareholding information is based on the information contained in the Schedule 13D filed by Ali WB with the SEC on September 9, 2016.

To our knowledge, as of September 30, 2021, we had 68,415,156 ordinary shares outstanding on an as converted basis that were held by 27 record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

The following section sets forth supplemental information concerning related party transactions pursuant to the Hong Kong Listing Rules.

OUR RELATIONSHIP WITH SINA

Traditional Services Agreement

The service period under the transitional services agreement commences on March 14, 2014, ended on the expiration of five years thereafter, and has been extended for another five years by the parties, therefore will remain valid upon the listing.

The following table sets forth the details of cost and expenses allocated from SINA for the periods presented.

				For the
				Six Months
				Ended
	For the Year Ended December 31,			June 30,
	2018	2019	2020	2021

	(in US$ thousands)
Cost and expenses allocated from SINA	47,334	51,848	43,011	18,603

In addition to the allocated costs and expense, SINA billed US$23.4 million, US$37.5 million, US$48.3 million and US$21.9 million for other costs and expenses incurred by us but paid by SINA in 2018, 2019, 2020 and the six months ended June 30, 2021, respectively.

TRANSACTIONS WITH SINA

During the six months ended June 30, 2021, we recorded US$36.3 million in revenues billed through SINA to third parties/for services provided to SINA. We had costs and expenses allocated from SINA of US$18.6 million and another US$21.9 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$1.5 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of June 30, 2021, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$18.0 million. We entered into a letter of intent to purchase the office building (SINA Plaza) from SINA. As of June 30, 2021, the balance of prepayment for SINA Plaza was US$131.6 million.

During the six months ended June 30, 2021, we entered in to a series of one-year loan agreements with SINA, pursuant to which SINA is entitled to withdraw loans from us to facilitate SINA’s business operations. In the first half of 2021, SINA has withdrawn a total of US$310.9 million of loans  from  us  and  repaid  US$388.4 million to us while we recognized US$10.0 million interest income on the loans to SINA. As of June 30, 2021, the outstanding balance of the loans  to  and  interest  receivable  from  SINA  was  US$480.7 million.

During 2020, we recorded US$62.1 million in revenues billed through SINA to third parties/from SINA. The advertising and marketing revenues from SINA decreased from US$113.0 million in 2019 to US$48.4 million in 2020, as we started to offer services directly to advertisers in certain industries since 2020, leading to the decrease of revenues billed through SINA. We had costs and expenses allocated from SINA of US$43.0 million and US$48.3 million billed by SINA for other costs and expenses associated with Weibo business. In addition, we allocated US$9.7 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments. As of December 31, 2020, the outstanding balance of amounts due from SINA (excluding loans to and interest receivable from SINA) was US$1.0 million.

To better utilize human resources, some of our employees also provided services to SINA, and we may allocate part of the labor costs based on the proportion of their work time to SINA. Furthermore, from time to time, we entered into several contracts with vendors whose services benefit Weibo and SINA simultaneously since 2020 and we allocated part of the cost and expenses to SINA for the services related to SINA’s activities based on the proportion as agreed by mutual managements, such as the work time dedicated to providing services to SINA.

RELATED PARTY TRANSACTIONS

SINA has established branches at provincial level and in several economically developed cities across China, which generally have good operation records and strong sales and marketing teams with experienced local staff. Due to the good and stable cooperation between SINA local branches with the local customers, we use SINA’s branches as our sales and marketing agents at these regional markets. Therefore, we billed revenue through SINA for services provided to these customers.

The following table sets forth the details of the revenues billed through SINA and the revenue from services provided to SINA for the periods specified.

				For the
				Six Months
				Ended
	For the Year Ended December 31,			June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands)
Revenue billed through SINA	78,821	109,949	41,754	23,712	24,586
Revenue from services provided to SINA	11,824	27,274	20,348	11,534	11,707
Total revenues from SINA	90,645	137,223	62,102	35,246	36,293

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and Value-added services revenues for the periods specified.

				Six Months
				Ended
	For the Year Ended December 31,			June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands)
Advertising and marketing revenues	79,148	112,974	48,353	27,624	30,931
Value-added services revenues	11,497	24,249	13,749	7,622	5,362
Total revenues from SINA	90,645	137,223	62,102	35,246	36,293

RELATED PARTY TRANSACTIONS

The one-year loan agreements between us and SINA during 2018, 2019, 2020 and the six months ended June 30, 2021 generally mature within one year from the date that SINA received the loans, with annual interest rates ranging from 1.0% to 4.8%, and the repayments of the loans before the maturity dates are allowed under mutual agreement. The one-year loan agreements between us and SINA were made based on mutual consent, without additional condition precedent for SINA to satisfy, or any amount limit or timing restriction, before SINA is entitled to draw loans. We made these loans to SINA to meet its short-term capital needs. We have the right to demand repayment under certain circumstances when the financial situation of SINA is deemed deteriorating or materially negatively impacted. We regularly ask SINA to provide its financial information for us to understand its financial positions so as to assess the recoverability of the loans to SINA. During 2018, 2019, 2020 and the six months ended June 30, 2021, SINA has repaid substantially all the principal loan amounts and accrued interests on time in accordance with the respective loan agreements. During 2018, 2019, 2020 and the six months ended June 30, 2021, SINA has requested to, and we have agreed to, extend the maturity of certain loan agreements for no more than one year after the respective original maturity date. We have prudently assessed the financial position of SINA before making loans and agreeing to the extension to assess the recoverability of the outstanding balance. Specifically, we noticed that SINA has been holding equity interests in several public companies. Based on the public information, the fair value of these equity interests in public companies exceeded the balance of our loans to SINA during 2018, 2019, 2020 and the six months ended June 30, 2021. The following table sets forth the details of the loans made to SINA for the periods specified.

				For the
				Six Months
				Ended
	For the Year Ended December 31,			June 30,
	2018	2019	2020	2021

	(in US$ thousands)
Balance at the beginning of the year/period	—	43,614	236,623	547,935
New loans to SINA	149,460	233,884	473,777	310,923
Repayment of loans by SINA	(101,060)	(43,567)	(181,697)	(388,354)
Interest receivable accrued	2,425	9,295	13,458	9,994
Interest received	(1,395)	(1,494)	(12,633)	(6,426)
Currency translation adjustments	(5,816)	(5,109)	18,407	6,590
Balance at the end of the year/period	43,614	236,623	547,935	480,662

TRANSACTIONS WITH ALIBABA

During the six months ended June 30, 2021, we recorded US$73.3 million in advertising and marketing revenues from Alibaba and US$21.5 million of cost and expenses for the services provided by Alibaba. One of Alibaba’s subsidiaries engaged in the business of advertising agency contributed another US$36.7 million to our total revenues during the six months ended June 30, 2021. As of June 30, 2021, we had a total of US$123.0 million in accounts receivable due from Alibaba.

TRANSACTIONS WITH OTHER RELATED PARTIES

During the six months ended June 30, 2021, other than revenues generated from SINA and Alibaba, we recorded US$23.6 million in revenues from other related parties and US$20.2 million in cost and expenses for services received from other related parties. As of June 30, 2021, we had outstanding balances related to other related parties of US$41.0 million in accounts receivable, US$28.7 million in accounts  payable,  and US$5.4 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$336.6 million at annual interest rates ranging from 3.5% to 5.5% as of June 30, 2021, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting US$18.5 million, and an investee providing online brokerage services, accounting US$270.9 million of the outstanding balance as of June 30, 2021.

RELATED PARTY TRANSACTIONS

During 2020, other than revenues generated from SINA and Alibaba, we recorded US$49.9 million in revenues from other related parties and US$48.1 million in cost and expenses for services received from other related parties. The advertising and marketing revenues from other related parties decreased from US$117.0 million in 2019 to US$46.5 million in 2020, primarily due to the decline of revenues from several related parties which experienced unfavorable operating performance and reduced promotion activities on our platform. As of December 31, 2020, we had outstanding balances related to other related parties of US$42.5 million in accounts receivable, US$30.8 million in accounts payable, and US$4.8 million in accrued and other liabilities. Moreover, we recorded loans to and interest receivables from other related parties of US$158.6 million at annual interest rates ranging from 4% to 10% as of December 31, 2020, with maturity within one year. These other related parties mainly included an equity investee in e-commerce business, accounting US$79.8 million, and an investee providing online brokerage services, accounting US$41.2 million of the outstanding balance at the year-end. We assessed the collectability of outstanding loans at least on annual basis or whenever impairment indicators noted. During 2020, we recognized US$82.2 million impairment charges on loans to and interest receivable from other related parties due to their unsatisfied financial performance and decline in forecasted revenues.

The following table sets forth the details of the revenues from other related parties for the periods specified.

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2018	2019	2020	2020	2021
				(Unaudited)
	(in US$ thousands)
Advertising and marketing revenues	130,200	117,028	46,493	17,985	22,682
Value-added services revenues	24,055	5,372	3,408	935	943
Total revenues from Other Related Parties	154,255	122,400	49,901	18,920	23,625

The related parties with outstanding loan balances with us during 2018, 2019, 2020 and the six months ended June 30, 2021 are our or SINA’s investees. These investees are primarily start-up or growth stage companies which operate businesses that are synergistic and complementary to Weibo’s ecosystem, and are expected to further diversify our monetization channels. We may continue to assist these companies after assessing the prospects of success of their businesses going forward.

We also provided loans to a few third parties, who are our business partners with good financial positions, to help meet their short-term financial needs. We may continue to assist third parties based on specific circumstances after prudently assessing the credit risks and recoverability.

All of our loans to related parties and third parties made in 2018, 2019, 2020 and the six months ended June 30, 2021 were non-trade in nature. The non-trade balances as of June 30, 2021 have maturities within one year. As of September 30, 2021, US$59.2 million of the non-trade balances with related parties were settled and the remaining outstanding non-trade balances with related parties is expected to be settled pursuant to the relevant respective contract term.

As advised by our PRC legal advisor, TransAsia Lawyers, they are of the view that, the General Lending Provisions primarily apply to lending activity undertaken by financial institutions providing commercial loan services, and not the intercompany loans of the nature disclosed in this section. As advised by our PRC legal advisor, TransAsia Lawyers, our loans made to related parties and third parties are private loans that must comply with the Circular on Regulating Private Lending Activities and Maintaining the Economic and Financial Order, pursuant to which, any private loan activity must rely on funds derived from legal income, among other requirements. In addition, the interest rates of private loans cannot exceed four times the one- year loan prime rate published by the National Interbank Funding Center from time to time, according to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in Trial of Private Lending Cases. Our loans made to related parties and third parties during 2018, 2019, 2020 and the six months ended June 30, 2021 have complied with these requirements. Our PRC legal advisor, TransAsia Lawyers, is therefore of the view that our loans to the related parties and third parties made by our PRC subsidiaries during 2018, 2019, 2020 and the six months ended June 30, 2021 are compliant with PRC laws and regulations in all material aspects as of the date of this document.

REGULATORY OVERVIEW

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F.

REGULATIONS ON INFORMATION SECURITY

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cyber Security Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cyber Security Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cyber Security Law sets forth elevated security requirements for operators of “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may have an impact on national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. The Cyber Security Law also provides that the CAC and relevant departments, upon discovery of any publication or transmission of information prohibited by laws or administrative regulations, shall request the network operators to stop the transmission, take disposal measures such as deletion, and keep relevant records. The CAC and relevant departments shall notify the relevant departments to take technological and other measures to block the transmission of any information sourced from outside the territory of China.

On April 13, 2020, twelve PRC governmental authorities including the CAC issued the Measures for Cybersecurity Review, with effect from June 1, 2020, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure.” According to the Measures for Cybersecurity Review, operators of “critical information infrastructure” are to operators identified by the PRC governmental department in charge of the protection of critical information infrastructure, and “network products and services” primarily are to core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure.

According to the Measures for Cybersecurity Review, before purchasing any network products or services, an operator of “critical information infrastructure” shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC (the “Cybersecurity Review Office”) if national security will or may be affected. To apply for a cybersecurity review, the operator of “critical information infrastructure” shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements and the draft contracts, and (iv) other necessary materials. The cybersecurity review will evaluate the potential impact on national security due to the purchase of network products and services, taking into consideration of the following factors, among others, (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged and any material data being stolen, leaked, or damaged, after using these products or services, (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services, and (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade.

REGULATORY OVERVIEW

If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 45 business days, or longer for complicated cases.

On July 22, 2020, the Ministry of Public Security published the Guidelines on Cybersecurity Protection System and Critical Information Infrastructure Security Protection System, which require competent authorities of public communication and information services, energy, transportation, water conservancy, finance, public services, electric governmental services, national defense science, technology and industry and other important industries and fields to formulate rules to identify critical information infrastructure in their respective industries fields, and furnish a list of identified entities with the Ministry of Public Security. Specifically, key protected assets, such as basic networks, large private networks, core business systems, cloud platforms, big data platforms, Internet of Things, industrial control systems, intelligent manufacturing systems, new internet and emerging communication facilities that meet the requirements for identification should be identified as critical information infrastructure.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. Furthermore, it is specified that the Cyber Security Law applies to the security administration of the cross-border transfer of important data collected and generated by operators of “critical information infrastructure” during their operations in China.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Combating Illegal Securities Activities, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On July 10, 2021, the CAC published a discussion draft of the proposed amended Measures for Cybersecurity Review for public comment until July 25, 2021, which provides that (i) operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when listing abroad, (ii) operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security shall apply for a cybersecurity review, and (iii) data processors carrying out data processing shall apply for a cybersecurity review. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s  Republic of China (the“Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

REGULATORY OVERVIEW

On November 14, 2021, the CAC published a discussion draft of Management Measures for Internet Data Security or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Measures for Internet Data Security also provide that operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the nationalcyberspace administration and competent authorities.

In addition, the Draft Measures for Internet Data Security requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year.

The Draft Measures for Internet Data Security also state that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

Further, the Draft Measures for Internet Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impacts on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval.

The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

REGULATIONS ON ALGORITHM RECOMMENDATIONS

On February 7, 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that online platform operators who use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users, may be deemed as committing an abuse of dominant market position.

On September 17, 2021, the CAC, together with eight other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services, which provides that daily monitoring of data use, application scenarios and effects of algorithms shall be carried out by the relevant regulators, and that security assessments of algorithms shall be conducted by the relevant regulators. The guidelines also provide that an algorithm filing system shall be established and classified security management of algorithms shall be promoted.

On August 27, 2021, the CAC issued a discussion draft of the Administrative Provisions on Algorithm Recommendation of Internet Information Services, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services. Although the CAC has solicited comments on this draft since August 27, 2021, there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

REGULATORY OVERVIEW

We have been advised by our PRC legal advisor, TransAsia Lawyers, that our current approaches are in compliance with effective laws and regulations for algorithm recommendation in all material aspects as of the date of this document. However, since the draft Administrative Provisions on Algorithm Recommendation of Internet Information Services has not yet been enacted, the potential impact on our business operations is still substantially uncertain.

REGULATIONS ON INTERNET FINANCE

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, which was re-organized into the CBIRC in March 2018, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support for China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBIRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custodial accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In August 2016, four PRC regulatory agencies, including the CBIRC, the MIIT, the MPS and the CAC published the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services, and their subsidiaries and branches, must make relevant record-filing with local financial regulatory authorities with which they are registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service licenses after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in their business scopes.

In October 2016, the CBIRC, the MIIT and the State Administration for Industry and Commerce of the PRC, currently known as SAMR, jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries. According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

In August 2017, the General Office of the CBIRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the information disclosure requirement by an online lending intermediary and further, stipulate the details of the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may subject it to certain penalties under the Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

REGULATORY OVERVIEW

On March 28, 2018, the Office of the Leading Group for the Special Rectification of Internet Financial Risks issued the Notice on Strengthening the Remediation of Asset Management Business through the Internet and Carrying out Acceptance Work. Under such notice, asset management companies that have obtained the qualification for sales of asset management products shall only engage in public fund-raising from the sales of asset management products, and shall not participate in the “targeted entrustment plan”, “targeted financing plan”, “financial management plan”, “asset management plan”, “transfer of income rights”, relying on the Internet to issue and sell asset management products for public fundraising without permission.

In March 2019, the Beijing Internet Finance Industry Association (the “Association”) issued a Notice on the Launch of the Citywide Inspection Action and the Risk Reminder Letter on the Enterprises Providing Diversion Services to Non-Licensed Lending Institutions. This notice and letter summarized the findings of the Association’s investigation into the online “Cash Loan” business. The Association had discovered that numerous internet and social media platforms, not licensed as lending institutions, are nevertheless engaging in unlicensed “Cash Loan” or “Excess-interest Loan” business via diversion practices undertaken in partnership with licensed lenders. The Association ordered relevant enterprises to terminate all such selling of “Cash Loan” products provided by partner institutions immediately, and save all historical data in that connection to further support the Association’s work. In the event of enforcement action taken in this regard by relevant authorities, we may be required to terminate certain of our loan facilitation business services, which could have a material adverse effect on our business.

On September 7, 2020, the Notice of General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Microlending Companies was promulgated. Under this regulation, lending entities should adhere to the principle of petty sum and decentralization. Following such principle, microlending companies shall reasonably determine the amount and term of loans based on the income level, overall liabilities, asset status, actual needs and other factors of borrowers, so as to ensure that the repayment amount of the borrowers does not exceed their repayment capacity. The balance of the loans provided by a microlending company to the same borrower shall not exceed 10% of the company’s net assets; and the balance of the loans provided by a microlending company to the same borrower and its affiliated parties shall not exceed 15% of the company’s net assets. Local financial regulatory authorities may, in light of regulatory needs, lower the maximum balance of the aforesaid loans.

On December 29, 2020, the Reply by Supreme People’s Court to Issues Concerning the Scope of Application of the New Judicial Interpretation on Private Lending was issued. Under this regulation, upon the matter of the scope of private lending, after soliciting the opinions of financial regulatory authorities, seven types of local financial organizations, including loan companies, financing guarantee companies, regional equity markets, pawnshops, financing lease companies, commercial factoring companies and local asset management companies under the regulation of local financial regulatory authorities, are considered to be “financial institutions established upon approval by financial regulatory authorities”. The new judicial interpretation on private lending is not applicable to the institution mentioned above in respect of disputes arising from their engagement in relevant financial businesses.

On December 7. 2020, the CBIRC issued the Measures for the Regulation of Internet Insurance Business, which was effective on February 1, 2021. Under such measures, self-operating network platforms with insurance sales or insurance application functions and information management systems shall be under security protection of class III or above, with appropriate customer information protection systems.

On February 20, 2021, the Notice of General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Lending Business of Commercial Banks was issued. Under this regulation, if a commercial bank and a cooperative agency jointly contribute to the issuance of Internet loans, (i) management requirements for the range of capital contribution proportion shall be strictly implemented, (ii) the capital contribution proportion of the cooperative party in a single loan shall not be less than 30%, and (iii) the bank’s balance of loans granted with a single cooperative party (including its affiliated parties) shall not exceed 25% of the net tier 1 capital of the bank. The balance of Internet loans jointly issued by a commercial bank and a cooperative agency shall not exceed 50% of the bank’s balance of total loans granted by the bank. Also, this regulation imposes strict control over cross-regional operations. A local corporate bank that engages in Internet lending business shall provide services for local clients and shall not carry out Internet lending business beyond the jurisdiction of its registration place. However, a corporate bank that has no physical business outlets, mainly carries out its business online, and meets other conditions prescribed by the CBIRC is excluded.

REGULATORY OVERVIEW

On March 12, 2021, the PBOC issued the Announcement of the People’s Bank of China [2021] No. 3 (“No. 3 Announcement”). Under this No. 3 Announcement, all loan products shall explicitly indicate their annualized loan interest rate by displaying to the borrower in a conspicuous manner when marketing it through any website, mobile application, poster or any other channel, as well as state such annualized interest rate in the loan contract executed, and all loan products may also have information such as the daily interest rate or the monthly interest rate displayed at the same time, provided that it is not in a manner more conspicuous than the annualized interest rate.

On January 13, 2021, the CBIRC and the PBOC issued the Circular of the General Office of the China Banking and Insurance Regulatory Commission and the General Office of the People’s Bank of China on Matters Relating to Regulating the Personal Deposit Business Conducted by Commercial Banks through the Internet. Under such circular, commercial banks are prohibited to conduct time deposit or time-demand optional deposit business through any non-self-operating online platform, including but not limited to, providing such services as marketing publicity, product display, information transmission, purchase access, and interest subsidy through a non-self-operated online platform.

To comply with these laws and regulations on internet finance service, we have made relevant adjustments to the services available  through Weibo wallet from time to time over the past several years. See “Risk  factors — We may face certain risks related to financial products available on our Weibo wallet.”

REGULATIONS ON INTERNET DRUG INFORMATION SERVICES

According to the Provisions on the Administration of Internet Drug Information Services, promulgated by the State Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. We have obtained the Internet Drug Information Service Qualification Certificate for the drug-related information available on our platform, including information from those using our platform to promote their products and services and drug-related information shared on our platform.

REGULATIONS ON INTELLECTUAL PROPERTY RIGHTS

Domain Names. On August 24, 2017, the MIIT promulgated the Measures for Administration of Domain Names to replace the Measures for Administration of Domain Names for the Chinese Internet. These measures regulate the registration of domain names, including the domain name “.CN”. On November 27, 2017, the MIIT promulgated the Notice on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to this notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior executive. We have registered domain names including weibo.com, weibo.cn, and weibo.com.cn.

REGULATIONS ON CONCENTRATION IN MERGER AND ACQUISITION TRANSACTIONS

The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. The M&A Rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, which reinforces antitrust merger review for internet platform related transactions and clarifies at the first time the filing procedures is applicable to the transactions involving variable interest structures.

Complying with these requirements could affect our ability to expand our business or maintain our market share.